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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                 PARAVANT INC.
                           (Name of Subject Company)

                                 PARAVANT INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
                         (Title of Class of Securities)

                                  699376 10 9
                     (CUSIP Number of Class of Securities)

                               WILLIAM R. CRAVEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 PARAVANT INC.
                    89 HEADQUARTERS PLAZA NORTH, SUITE 1421
                          MORRISTOWN, NEW JERSEY 07960
                                 (973) 631-6190
 (Name, address, and telephone numbers of person authorized to receive notices
                                      and
             communications on behalf of persons filing statement)

                                WITH COPIES TO:

                              TOM MCALEAVEY, ESQ.
                              HOLLAND & KNIGHT LLP
                            200 SOUTH ORANGE AVENUE
                                   SUITE 2600
                             ORLANDO, FLORIDA 32801
                                 (407) 425-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

  (A) NAME AND ADDRESS

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Paravant Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 89 Headquarters Plaza North, Suite 1421, Morristown, New Jersey 07960. The telephone number for the principal executive offices is
(973) 631-6190.

  (B) SECURITIES

     The title of the class of securities to which this Statement relates is the common stock, par value $0.015 per share, of the Company (the "Common Stock"). As of October 23, 2002, there were 17,354,040 shares of Common Stock issued and outstanding (the "Shares").

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

  (A) NAME AND ADDRESS

     The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth in Item 1(a) above.

  (B) TENDER OFFER AND MERGER

     This Statement relates to the tender offer by Prince Merger Corporation ("Purchaser" or "Merger Sub"), a Florida corporation and wholly-owned subsidiary of DRS Technologies, Inc. ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by Merger Sub and Parent (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on October 28, 2002, to purchase all of the outstanding Shares at a purchase price of $4.75 per Share, net to the seller in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 5 Sylvan Way, Parsippany, New Jersey 07054.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated October 23, 2002, among Parent, Merger Sub and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of Florida law, Merger Sub will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent. In the Merger, each Share (other than Shares owned by the Company, Parent or Merger Sub or any other subsidiary of the Company, Parent or Merger Sub, which shall be canceled), will, by virtue of the Merger and without any action on the part of the holders thereof, be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, upon surrender of the certificate(s) formerly representing such Shares. The Merger Agreement is filed as Exhibit
(e)(1) to this Statement and incorporated herein by reference.

     In addition to the Merger Agreement, Parent and Merger Sub have entered into Shareholder Tender and Voting Agreements (the "Tender and Voting Agreements") with each of Krishan K. Joshi, Vicky M. Joshi and UES Inc., William
R. Craven, Richard P. McNeight, James E. Clifford and C. Hyland Schooley (the "Tendering Shareholders"), each dated as of October 23, 2002. Under the Tender and Voting Agreements, each of the Tendering Shareholders has agreed to tender all of his, her or its respective Shares in the Offer, and not to withdraw such Shares from the Offer unless the Offer or the Merger Agreement is terminated. The Tender and Voting Agreements are filed as Exhibits (e)(2), (e)(3), (e)(4),
(e)(5) and (e)(6) to this Statement and incorporated herein by reference.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Merger Sub are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Merger Sub, or their respective executive officers, directors or affiliates.

  INTERESTS OF CERTAIN PERSONS

     As noted below, certain members of the Company's management and the Board of Directors of the Company (the "Board" or "Board of Directors") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

  CONFIDENTIALITY AGREEMENT

     On April 24, 2002, Parent and the Company entered into a confidentiality agreement in connection with Parent's evaluation of the Company and the Company's provision of certain information to Parent (the "Confidentiality Agreement"). The summary of the Confidentiality Agreement in Section 11 of the Offer to Purchase is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (e)(7) to this Statement and incorporated herein by reference.

  THE MERGER AGREEMENT

     The summary of the Merger Agreement and the statement of conditions to the Offer in Sections 11 and 13, respectively, of the Offer to Purchase are incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement.

  EMPLOYMENT AGREEMENTS

     On March 20, 2002, the Company entered into employment agreements with Messrs. Krishan K. Joshi, William R. Craven and Richard P. McNeight providing for annual salaries of $214,000 for Mr. Craven, $212,000 for Mr. McNeight and $200,000 for Mr. Joshi. The agreements will terminate on December 31, 2003. In the event of death or disability, the agreements provide for payments of compensation for twelve months. Each of the agreements provides for severance pay of full compensation for one year in the event of termination of employment by the Company without cause. Each of the agreements also provides for immediate vesting of granted but unvested stock options and other benefits to the extent permitted under the Internal Revenue Code in the event of termination of employment by the Company without cause, due to disability, or in the case of a change of control (defined to include a sale, merger of combination wherein the resulting entity controls 33% or more of the voting stock and there is more than a 50% change in the composition of the Board). In addition, each of the agreements provides for twelve months additional severance benefits in the event the employee is terminated without cause during the first year following a change of control, and each agreement provides for two years of base salary as severance if the employee voluntarily resigns after a change in control and accepts a two year covenant not to compete. Each of the agreements also includes a covenant not to compete which precludes engaging in the design, manufacture or sale of rugged computers within the United States after the term of employment for a period of one year. Each

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of the agreements contemplates that the term of employment thereunder will be reviewed at the first Board meeting in each fiscal year for the succeeding calendar year. The consummation of the Offer would constitute a change in control under these employment agreements. These employment agreements are filed as Exhibits (e)(8), (e)(9) and (e)(10) to this Statement and incorporated herein by reference.

     On October 22, 2002, in connection with the negotiation of the Merger Agreement, Mr. Craven and the Company entered into a letter agreement pursuant to which Mr. Craven relinquished and waived his rights under his employment agreement to receive additional severance benefits if his employment is terminated without cause during the first one year following a change of control and to voluntarily resign and receive a total severance of 2 years base salary upon acceptance of a two year covenant not to compete following a change of control. The letter agreement between the Company and Mr. Craven is filed as Exhibit (e)(11) to this Statement and incorporated herein by reference.

     On October 23, 2002, in connection with the negotiation of the Merger Agreement, Mr. Joshi and the Company entered into a letter agreement pursuant to which Mr. Joshi relinquished and waived his rights under his employment agreement to (i) receive as severance $50,000 of one year's full salary if his employment is terminated without cause following a change of control and (ii) in addition to the foregoing, receive $50,000 of additional severance benefits if his employment is terminated without cause during the first one year following a change of control and receive $100,000 of the total severance of 2 years base salary if he voluntarily resigns and accepts a two year covenant not to compete following a change of control. The letter agreement between the Company and Mr. Joshi is filed as Exhibit (e)(12) to this Statement and incorporated herein by reference.

     On October 23, 2002, in connection with the negotiation of the Merger Agreement, Mr. McNeight and the Company entered into a letter agreement pursuant to which Mr. McNeight relinquished and waived his rights under his employment agreement to voluntarily resign and receive a total severance of 2 years base salary upon acceptance of a two year covenant not to compete following a change of control. The letter agreement between the Company and Mr. McNeight is filed as Exhibit (e)(13) to this Statement and incorporated herein by reference.

     On May 22, 2000, the Company entered into an employment letter agreement with John C. Zisko, pursuant to which Mr. Zisko serves as the Company's Chief Financial Officer. The letter agreement provides for an annual base salary of $170,000 per year, subject to annual review by the Board. The letter agreement also provides that following a change of control if Mr. Zisko is not offered continued employment with the Company at the same basic level of responsibility and income as his current position offers then Mr. Zisko will receive 12 months salary and all granted but unvested stock options held by Mr. Zisko will immediately vest. The consummation of the Offer would constitute a change of control under this employment letter agreement. The employment letter agreement between the Company and Mr. Zisko is filed as Exhibit (e)(14) to this Statement and incorporated herein by reference.

     On January 25, 2002, the Company entered into an employment letter agreement with James E. Clifford. The letter agreement provides for a base salary of $5,000 per month. Pursuant to the letter agreement, Mr. Clifford will not participate in the Company's general benefits programs. The employment letter agreement between the Company and Mr. Clifford is filed as Exhibit
(e)(15) to this Statement and incorporated herein by reference.

  ACCELERATION OF EARNOUT PAYMENT

     The Company consummated the acquisition of the capital stock of Engineering Development Laboratories, Incorporated ("EDL") and substantially all of the assets of Signal Technology Laboratories, Inc. ("STL"), effective October 1, 1998, pursuant to an Acquisition Agreement (the "Acquisition Agreement"). Under the terms of the Acquisition Agreement, a contingent cash earnout is payable by the Company to the former shareholders of EDL and STL under specified circumstances over a period of up to five years based on the future profits of the acquired business. Messrs. Clifford and Schooley, each of whom is now either an executive officer or a director of the Company, were shareholders of either EDL or STL. Pursuant to the Acquisition Agreement, the Merger will cause the earnout to be accelerated for the remaining uncompleted
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earnout period ending September 30, 2003 and treated as if the pre-tax earnings for such period had been $10,000,000. Consequently, the former shareholders of EDL and STL will be entitled to receive $2,000,000 as a result of the Merger, and of such amount, Mr. Schooley will receive $440,000 and Mr. Clifford will receive $373,333. A copy of the Acquisition Agreement is filed as Exhibit
(e)(16) to this Statement and incorporated herein by reference.

 EFFECT OF THE MERGER ON EMPLOYEE BENEFIT PLANS AND STOCK PLANS

     The Merger Agreement provides that as of the Effective Time, each employee stock option, stock equivalent right or right to acquire Shares under the Company's Incentive Stock Option Plan, as amended June 4, 1999, the Non-employee Directors' Stock Option Plan, as amended August 30, 2001, or the Company's Stock Incentive Plan and any other plan or contract of the Company (a "Company Option") (excluding options under the Paravant Inc. Employee Stock Purchase Plan (the "Company Purchase Plan")) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be cancelled in exchange for a single lump sum cash payment, to be paid by the Surviving Corporation as soon as practicable following the Closing upon its receipt of a release or other documentation by the holder of such Company Option reasonably satisfactory to Parent and the Surviving Corporation, equal to the product of
(i) number of Shares subject to such option and (ii) the excess, if any, of the Offer Price over the exercise price per Share of such Company Option. Prior to the expiration date of the Offer, the Company shall obtain any required consents from the holders of Company Options and take all actions necessary to give effect to the foregoing provisions. The Incentive Stock Option Plan, Non-employee Directors' Stock Option Plan, Company Purchase Plan and Stock Incentive Plan are filed as Exhibits (e)(17), (e)(18), (e)(19) and (e)(20) to this Statement and incorporated herein by reference.

     Pursuant to the terms of the Merger Agreement, the Company Purchase Plan was terminated as of the date of the Merger Agreement, and the rights of participants in the Company Purchase Plan with respect to the offering period then underway were determined by treating the last payroll date of the Company immediately prior to the date of termination as the last day of such offering period but otherwise as a fully effective and completed offering period for all purposes under the Company Purchase Plan.

     Under the Company's Stock Incentive Plan, the Company granted performance-based options to purchase up to an aggregate total of 1,380,000 Shares for $1.45 per Share to nine senior corporate executive officers and presidents of operating subsidiaries. These options vest and become exercisable upon the achievement of targeted Common Stock price performance. These options will automatically become fully vested as a result of the completion of the Offer. Pursuant to the Merger Agreement, the Company has agreed to cause certain individuals (including Messrs. Joshi, Clifford and Zisko) to waive such individuals' rights to payments for Company Options to the extent such payments would be subject to excise tax as excess parachute payments.

     The aggregate value of vested Company Options (based on the difference between $4.75 and the per Share exercise price of such Company Options) held by each of the Company's directors and executive officers, as of October 23, 2002, is approximately $1,533,114. The aggregate value of unvested Company Options (based on the difference between $4.75 and the per Share exercise price of such Company Options) held by each of the Company's directors and executive officers, as of October 23, 2002, is approximately $2,815,128, of which options with a value of $2,574,000 will become vested upon a change in control.

     Pursuant to the Company's non-qualified deferred compensation plan, as a result of the completion of the Offer each participant's account thereunder, which would normally become vested after three years of continuous employment following a contribution thereunder, will become fully vested as of the date of the completion of the Offer. Richard P. McNeight, a director and executive officer of the Company, has an account in the amount of $42,400 that will vest under this plan as of the date of the completion of the Offer.

     The Merger Agreement provides that, following the Effective Time, Parent will use all reasonable efforts to give employees of the Company or its subsidiaries who were employees prior to the Effective Time full credit for prior service for purposes of eligibility and vesting under any employee benefit plan maintained by Parent or any of its subsidiaries, except where such crediting would result in any duplication of benefits or
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otherwise cause Parent or any of its subsidiaries or any employee benefit plan maintained by any of them to accrue or pay for benefits that relate to any time period prior to the employee's participation in such plan.

 INDEMNIFICATION AND INSURANCE

     Parent and the Merger Sub have agreed in the Merger Agreement that from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its officers and directors immediately prior to the Effective Time (the "Indemnified Parties"), subject to applicable law. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law. Parent also agreed that, for six years after the Effective Time, Parent shall indemnify and hold harmless the Indemnified Parties to the fullest extent permitted under applicable law, with respect to all actions or omissions by them prior to the Effective Time in their capacities as officers or directors of the Company or any of its subsidiaries (including with respect to all acts or omissions by them in their capacities as officers or directors of the Company or any of its Subsidiaries in connection with the adoption and approval of the Merger Agreement and the transactions contemplated thereby).

     The Merger Agreement also provides that for a period of six years after the Effective Time, Parent shall cause, or cause the Surviving Corporation, to be maintained in effect for the benefit of the Company's current directors and officers liability insurance covering those persons who are covered by the Company's directors' and officers' liability insurance policy as of the date of the Merger Agreement on terms no less favorable to those applicable to the current directors and officers of the Company for a period of six years; provided, however, that in no event shall the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage, and to the extent that such annual premium would exceed 200% of the current annual premium, the Surviving Corporation shall use all reasonable efforts to cause to be maintained the maximum amount of coverage as is available for such 200% of such annual premium.

 REPRESENTATION ON THE BOARD

     The Merger Agreement provides that promptly upon the purchase of and payment for a number of Shares by Merger Sub that represents at least a majority of the Shares on a fully-diluted basis pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product obtained by multiplying the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this provision) by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. The Company has agreed that it shall, upon request of Merger Sub, promptly increase the size of the Board or exercise its reasonable best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be so elected or appointed to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, shall cause Parent's designees to be so elected or appointed, and at such time, the Company shall, if requested by Parent, also cause directors designated by Parent and Merger Sub to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each board of directors of each subsidiary of the Company and committee of the Board. Notwithstanding the foregoing, the Merger Agreement provides that if Parent's designees are appointed or elected to the Board thereunder, until the Effective Time the Company and Parent shall use reasonable efforts to have at least two members of the Board who are directors on the date hereof and who are neither officers of the Company nor designees of Parent.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION

 RECOMMENDATION OF THE BOARD

     At a meeting held on October 22, 2002, the members of the Board unanimously:

     - determined that the terms of the Merger Agreement, the Offer and the Merger were fair to and in the best interests of the Company and its shareholders;

     - approved and adopted the Merger Agreement and approved and adopted the transactions contemplated thereby, including the Offer and the Merger

     - approved the Voting and Tender Agreements; and

     - recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

     THE BOARD RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

 BACKGROUND

     The following information was prepared by Parent and the Company. Information about Parent and Purchaser was provided by Parent and Purchaser, and the Company takes no responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

     Parent continually explores and conducts discussions with regard to acquisitions and other strategic corporate transactions that are consistent with its corporate strategies.

     Mr. Mark S. Newman, Parent's Chairman of the Board, President and Chief Executive Officer, and Mr. William R. Craven, the Company's President and Chief Executive Officer, are acquainted and have had periodic informal discussions over several years about their respective businesses and operations and the potential for strategic alliances.

     On an ongoing basis, the Company's Board of Directors evaluates the Company's financial performance against the Company's business plan and strategic alternatives. In October 1999, the Company announced that it had engaged Wachovia Securities, Inc. (previously First Union Securities, Inc.) ("Wachovia") as its financial advisor to explore strategic alternatives to enhance shareholder value.

     In late 1999, following an indication of interest from a third party, the Company's Board of Directors authorized management to initiate discussions with the third party regarding a possible strategic transaction with the Company. These discussions were terminated in early 2000 after the Company and the third party were unable to negotiate a mutually acceptable transaction.

     In the early 2001, a third party contacted the Company about the possibility of a strategic transaction, but after preliminary discussions, the Company determined that the valuation range did not meet the expectations of the Company's Board of Directors and discussions were terminated in May 2001.

     In January 2002, another third party contacted the Company about a possible transaction, and after a preliminary meeting in February 2002 the Company's management proposed to the Company's Board of Directors that it consider launching a process for a strategic transaction.

     On March 21, 2002, the Company's Board of Directors approved a process for seeking and considering proposals for transactions involving the merger or sale of the entire Company, which process was to be managed by Wachovia. In connection with the sale process, Wachovia prepared a Confidential Information Memorandum in April 2002 and contacted 15 companies which Wachovia and the Company believed, based on a variety of factors, might be interested in acquiring the Company. Wachovia delivered copies of the Confidential Information Memorandum to eight of these companies, including Parent, that expressed an interest in receiving it.

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     On April 17, 2002, Parent was contacted by Wachovia in connection with this process and on April 24, 2002, Parent and the Company executed a confidentiality agreement in order to facilitate the disclosure of confidential business information for the purpose of evaluating the acquisition of the Company. For a summary of certain provisions of the confidentiality agreement, see below in this Section 11.

     Of the parties contacted by Wachovia in connection with the process, three companies, including Parent, expressed interest in submitting bids to acquire the Company in May 2002. Prior to conducting due diligence, on May 20, 2002, Parent submitted a non-binding, preliminary indication of interest to the Company at a range between $4.00 and $5.00 per Share, subject to satisfactory due diligence, Parent Board approval and other customary conditions. The three prospective bidders were provided with access to the Company's senior management during May and June 2002 for a detailed presentation regarding the Company's business and operations. In late May 2002 the Company established a data room containing certain business, operational and financial information in order to make those materials available to any party interested in the Company. On May 28, 2002 representatives of Parent attended a presentation by the Company's management with respect to its business and operations.

     In June 2002, based on the expressed interest of several potential bidders during the process, the Company's management requested that Wachovia explore the possible separate sale of certain of the Company's business units. On June 27, 2002, the Company's Board of Directors authorized Wachovia to contact an additional five potential strategic buyers regarding a sale of the entire Company and to contact three potential buyers regarding a separate sale of certain of the Company's business units. Wachovia contacted these potential buyers, distributing one additional Confidential Information Memorandum regarding the sale of the entire Company. None of the potential buyers of any of the Company's business units expressed interest in a separate purchase of a business unit. The Company also responded to a previously unidentified potential buyer of a business unit in July 2002.

     Parent did not ultimately submit a final bid to acquire the Company as it was primarily engaged in exploring the possibility of another acquisition. In August 2002, due to the lack of formal offers to acquire the entire Company, the Company's Board of Directors decided to terminate the process of exploring a sale for the Company.

     Throughout the summer of 2002, Parent continued to explore the possibility of another acquisition. On September 19, 2002, a representative of Bear Stearns contacted Mr. Craven to inquire whether the Company was still interested in exploring a negotiated transaction and expressed its view that Parent might be interested in a possible acquisition of the Company. Mr. Craven offered to provide certain additional financial information, including updated forecasts with respect to certain programs, to Parent and its representatives. On September 20, 2002, Mr. Newman and Mr. Craven discussed, by telephone, the possibility of an acquisition of the Company by Parent. Mr. Craven noted his expectation that Parent's valuation should be at the high end of the range indicated in Parent's May 20, 2002 preliminary indication of interest. Mr. Newman indicated that Parent might be willing to affirm its valuation of the Company if it were able to confirm certain assumptions during due diligence. Beginning on or about September 30, 2002, Parent conducted two weeks of due diligence.

     On September 24, 2002, Mr. Craven and Mr. James E. Clifford, Vice President of Mergers and Acquisitions of the Company, met at Parent's facilities and discussed Parent's valuation of the Company with Mr. Newman and other representatives of Parent's management team. The parties discussed an acquisition of the Company utilizing cash and stock alternatives within a range of $4.00-$5.00 per Share. More specifically, Mr. Newman indicated that he would be prepared to recommend an acquisition price of either $4.50 per Share in cash or $5.00 per Share in Parent common stock subject to a so-called "collar" arrangement with respect to the trading range of Parent's common stock.

     Over the next two weeks, representatives of Parent and the Company's management teams held several meetings to discuss the proposed acquisition and certain operational issues.

     On September 26, 2002, the Company's Board of Directors met with the Company's management, Wachovia and a representative of its outside legal counsel, Holland & Knight LLP ("Holland & Knight"), to

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discuss these proposals from Parent. Wachovia reviewed with the Board the terms of the proposals and the valuation methodologies it expected to use in evaluating the consideration to be received under the proposals. Holland & Knight discussed with the Board its fiduciary responsibilities in connection with the proposals. The Board engaged in a detailed discussion regarding the proposals and authorized management and its advisors to continue to negotiate with Parent with respect to the proposals, and shortly thereafter, Mr. Craven indicated to Parent that a proposal involving the use of Parent common stock would be preferable.

     On October 2, 2002, Parent's counsel delivered drafts of the Merger Agreement and Shareholder Tender and Voting Agreements to the Company's counsel. Over the next several weeks, counsel engaged in discussions regarding the terms of the Merger Agreement.

     On October 3, 2002 and October 9, 2002, the Company's Board of Directors met to discuss the status of the negotiations with Parent. At each meeting the Board discussed with its legal advisors and Wachovia the terms and structure of the proposed transaction and the importance of a price protection floor with respect to Parent's common stock below which either the consideration received by the Company's shareholders would be converted to cash or the Company would have a right to terminate the Merger Agreement. After lengthy discussion at each meeting, the Board authorized continued negotiations with Parent.

     During October 2002, coincident with a decrease in the stock prices of defense companies generally, Parent common stock began trading at a range that was below the collar proposed to the Company. Accordingly, Mr. Newman and Mr. Craven concluded that it would be preferable for both parties to proceed on the basis of an all-cash deal. They concluded that each would recommend to their respective Board of Directors the acquisition of the Company for cash at a price of $4.75 per Share. In connection with agreeing to recommend the cash alternative, Mr. Newman required that Mr. Craven use his best efforts to provide for the rescission of certain severance payments which would otherwise have been payable to Messrs. Craven, Richard P. McNeight, President of Paravant Computer Systems, Inc., a subsidiary of the Company, and Krishan K. Joshi, the Company's Chairman.

     On October 17, 2002, the Board of Directors of Parent held a meeting at which they discussed a number of factors concerning the potential acquisition of the Company and considered certain business, operational and financial information concerning the Company. At the meeting, representatives of Bear Stearns made a detailed presentation to the Board of Directors concerning the preliminary financial analysis of the Company and certain synergies that could result from an acquisition. Bear Stearns responded to inquiries from the Board of Directors as to specific aspects of their review and the remaining analysis that Bear Stearns was still undertaking.

     On October 17, 2002, the Board of Directors of the Company held a special meeting at which representatives of Wachovia gave a detailed preliminary presentation regarding valuation, valuation methodology, comparable transactions, and the factors considered in connection with its rendering of a fairness opinion. In addition, a representative of Holland & Knight, the Company's legal counsel, reviewed with the Board in detail the main legal principles, including the Board's fiduciary duties, applicable to the proposed Merger Agreement, the Merger, and the Board's recommendation that the shareholders of the Company accept the Offer. The Board authorized management to negotiate a definitive agreement with Parent and present the same to the Board as soon as it was available.

     On October 22, 2002, the Company's Board of Directors held a special meeting at which representatives of Wachovia and Holland & Knight reviewed in detail the principal terms of the proposed Merger Agreement and related agreements. Representatives of Wachovia then delivered its oral opinion to the Board of Directors, confirmed in writing as of October 21, 2002, that, based upon and subject to various considerations, as of October 21, 2002, the Offer Price proposed to be paid in the Offer and the Merger is fair, from a financial point of view, to the holders of Shares.

     After further deliberation, the Company's Board of Directors unanimously determined that each of the Offer, the Merger Agreement and the Merger are advisable and fair to, and in the best interests of the Company and its shareholders; approved the Offer, the Merger Agreement, the transactions contemplated thereby, including the Merger and the Shareholder Tender and Voting Agreements; and resolved to recommend that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and vote in favor of adoption and approval of the Merger Agreement and approval of the Merger (if such approval would be required by applicable law).

     On October 22, 2002, the Board of Directors of Parent held a special meeting at which representatives of Bear Stearns delivered an oral opinion to the Board of Directors, confirmed in writing as of October 22, 2002, that, based upon and subject to the various considerations, assumptions and conditions contained in its opinion, the purchase price paid in the Offer and Merger is fair, from a financial point of view, to Parent. After further discussion and deliberation, the Parent's Board of Directors unanimously determined that each of the Offer, the Merger Agreement, Shareholder Tender and Voting Agreement and the Merger are advisable and fair to, and in the best interests of Parent; and approved the Offer, the Merger Agreement, and the transactions contemplated thereby, including the Merger.

 REASONS FOR THE BOARD'S RECOMMENDATION

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

     - The Board's familiarity with, and management's view of, the Company's financial condition, results of operations, current business strategy and future prospects, including its prospects as a stand-alone enterprise.

     - The financial presentation of Wachovia and the opinion dated October 21, 2002 of Wachovia as to the fairness, from a financial point of view and as of such date, of the $4.75 per Share cash consideration to be received in the Offer and the Merger by holders of the Common Stock. The full text of Wachovia's written opinion, dated October 21, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wachovia, is attached hereto as Annex A and is incorporated herein by reference. THE OPINION OF WACHOVIA IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $4.75 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE TRANSACTION BY HOLDERS OF COMMON STOCK AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER SHARES OF COMMON STOCK PURSUANT TO THE OFFER, VOTE IN FAVOR OF OR CONSENT TO, IF NECESSARY, THE MERGER, OR AS TO ANY OTHER ACTIONS TO BE TAKEN BY SUCH SHAREHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER. HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     - The view of the Board, based in part upon the presentation of Wachovia outlining the scope of the process it conducted on behalf of the Company to explore strategic alternatives for the Company, regarding the likelihood of a superior offer arising, the efforts of Wachovia and the Company to locate other potential acquirors, the fact that Wachovia approached and held discussions with other parties during the process, and that such discussions had not resulted in any indications of interest superior to the Offer.

     - The extensive arm's-length negotiations between the Company and Parent that led the Board to believe that $4.75 per Share represented the highest price per Share that could be negotiated with Parent.

     - The historical market prices, price to earnings multiples and recent trading ranges, volumes and patterns of the Common Stock, including that the Offer Price represents (i) a 31.9% premium over the closing price of the Common Stock on the trading day immediately preceding the announcement of the Offer and (ii) a 52.7% premium over the average closing price for the Common Stock of $3.11 during the 12-month period ended October 23, 2002.

     - The fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding Shares to be followed by the Merger at the same cash price per Share, thereby enabling the Company's shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

     - The all cash consideration to be paid to the Company's shareholders pursuant to the Offer and the Merger, and the certainty of value of cash consideration.

     - The fact that the Offer is conditioned on the holders of at least majority of the issued and outstanding Shares on a fully-diluted basis tendering their Shares in the Offers, and that each of Krishan K. Joshi, William R. Craven, Richard P. McNeight, James E. Clifford and C. Hyland Schooley would enter into the Tender and Voting Agreements to tender in the Offer an aggregate of approximately 22% of the issued and outstanding Shares (approximately 18% on a fully diluted basis).

     - The financial and other terms and conditions of the Offer, the Voting and Tender Agreements, the Merger and the Merger Agreement, including the parties' representations, warranties and covenants and the limited ability of Parent and Merger Sub to terminate the Offer or the Merger Agreement.

     - The conditions to the Offer and the Merger, including the fact that neither the Offer nor the Merger is subject to the receipt of any financing.

     - The fact that the Offer and the Merger would be taxable to the Company's shareholders and the cash paid to them pursuant to the Offer or the Merger could be used to satisfy any tax liability resulting from the Offer or the Merger.

     - Parent's ability to consummate the Offer and the Merger on an expedited basis.

     - The likelihood of consummation of the Offer and the Merger.

     - The right of the Board to withhold or withdraw its recommendation of the Offer and the Merger in response to a Superior Offer pursuant to the terms of the Merger Agreement.

     - The Tender and Voting Agreements terminate upon termination of the Merger Agreement.

     - The likelihood of obtaining required regulatory approvals.

     - The provisions of the Merger Agreement for treatment of vested and unvested Company Options.

     - The expected impact of the Offer and the Merger on the Company's employees.

     The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the Offer and the Merger, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company's management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

     On October 19, 1999, the Board retained Wachovia to act as its financial advisor in connection with exploring various strategic alternatives to enhance the Company's shareholder value. On October 17, 2002, the Board held a special meeting at which representatives of Wachovia gave a detailed preliminary presentation regarding valuation, valuation methodology, comparable transactions, and the factors considered in connection with its rendering of a fairness opinion. The Board questioned the representatives of Wachovia regarding the fairness opinion and further discussed the principal terms of the proposed Offer and the Merger. The Board authorized management to negotiate a definitive agreement with Parent and present the same to the Board as soon as it was available. On October 22, 2002, the Board held a special meeting at which representatives of

Wachovia and Holland & Knight reviewed in detail the principal terms of the proposed Merger Agreement and related agreements. Representatives of Wachovia then delivered its oral opinion to the Board, confirmed in writing as of October 21, 2002, that the Offer Price proposed to be paid in the Offer and the Merger is fair, from a financial point of view, to the holders of Common Stock of the Company.

     The full text of Wachovia's opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Wachovia, is attached as Annex A to this Statement. Wachovia's opinion is directed solely to the Board and addresses only the fairness to the shareholders of the Company, from a financial point of view, of the Offer Price to be received pursuant to the Merger Agreement by such shareholders in the Offer and the Merger. The opinion does not address any other aspect of the Offer and the Merger or any related transaction, nor does the opinion address the merits of the underlying decision by the Company and the Board to enter into the Merger Agreement nor the relative merits of the Offer and the Merger compared with other business strategies that may have been considered by the Company and the Board. The opinion shall not constitute a recommendation to any shareholder of the Company as to whether or not such shareholder should tender such shareholder's Shares in connection with the Offer. The Company's shareholders are urged to, and should, read Wachovia's opinion carefully and in its entirety.

     In arriving at its opinion, Wachovia, among other things:

     - Reviewed the Merger Agreement, including the financial terms of the Merger Agreement;

     - Reviewed certain publicly available business, financial and other information regarding the Company;

     - Reviewed certain business, financial and other information regarding the Company and its prospects that was furnished to Wachovia by and that Wachovia discussed with management of the Company;

     - Reviewed the current and historical market prices and trading activity of the Company's Common Stock;

     - Compared the publicly available business, financial and other information regarding the Company with similar information regarding certain other publicly traded companies that Wachovia deemed to be relevant;

     - Compared the proposed financial terms of the Merger Agreement with the financial terms of certain other business combinations and transactions that Wachovia deemed to be relevant;

     - Developed discounted cash flow models of the Company;

     - Developed leveraged buyout models of the Company;

     - Analyzed the premiums paid for certain other business combinations and transactions that Wachovia deemed to be relevant; and

     - Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that Wachovia deemed to be relevant.

     In rendering its opinion, Wachovia assumed and relied, without independent verification, upon the accuracy and completeness of the foregoing financial and other information and data publicly available or furnished to it or otherwise reviewed or discussed with it. With respect to the Company's financial projections, Wachovia assumed that they had been reasonably prepared and reflected the best currently available estimates and judgments of management as to the expected future financial performance of the Company. Wachovia discussed the Company's financial projections with its management but assumed no responsibility for and expressed no view as to the Company's financial projections or the assumptions upon which they were based. In arriving at its opinion, Wachovia did not engage in any physical inspections of the facilities of the Company or incorporate any conclusions with respect thereto. Wachovia has not made or been provided with any evaluations or appraisals of the assets or liabilities of the Company.

     For purposes of rendering its opinion, Wachovia assumed that the Offer and the Merger will be consummated on the terms described in the Merger Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on the Offer and the Merger or other actions contemplated by the Merger Agreement. Wachovia's opinion was necessarily based on economic, market, financial and other conditions and the information made available to it as of the date thereof. Although subsequent developments may affect the opinion, Wachovia does not have any obligation to update, revise or reaffirm the opinion. Wachovia did not consider, nor did it express any opinion with respect to, the prices at which the Company's Common Stock will trade following the announcement of the Offer.

  ANALYSES OF WACHOVIA

     In performing its analyses, Wachovia made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which were beyond the control of Wachovia and the Company. Any estimates contained in the analyses performed by Wachovia are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Wachovia's opinion was one of a number of qualitative and quantitative factors taken into consideration by the Board in making its determination to enter into the Merger Agreement. In addition, the Board did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of the Board or the Company's management with respect to the Offer and the Merger.

     The summary that follows is not a complete description of the analyses underlying Wachovia's opinion or the presentation made by Wachovia to the Board but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

     In arriving at its opinion, Wachovia did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Wachovia believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

     Comparable Public Companies Trading Multiples Comparison. Wachovia compared financial, operating and stock market data of the Company to the following publicly traded companies that participate predominantly, or in part, in the defense and aerospace industry:

     Cubic Corporation
     DRS Technologies, Inc.
     EDO Corporation
     FLIR Systems, Inc.
     General Dynamics Corporation
     Harris Corporation
     Herley Industries, Inc.
     L-3 Communications Holdings, Inc.
     Lockheed Martin Corporation
     Mercury Computer Systems, Inc.
     Northrop Grumman Corporation

     Raytheon Company
     Sypris Solutions, Inc.

     Utilizing publicly available information for each of the comparable companies, Wachovia calculated, among other things, the multiples, based on closing stock prices on October 18, 2002, of:

     - Adjusted market value (defined as equity market value plus total debt less cash) to sales for the Company's latest twelve month ("LTM") period;

     - Adjusted market value to LTM earnings before interest and taxes ("EBIT");

     - Adjusted market value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"); and

     - Adjusted market value to fiscal 2002 estimated EBITDA.

     The high multiples for the selected comparable companies were as follows:

VALUATION METRIC
----------------
Adjusted market value to LTM sales..........................   3.4x
Adjusted market value to LTM EBIT...........................  38.9x
Adjusted market value to LTM EBITDA.........................  25.6x
Adjusted market value to 2002 estimated EBITDA..............  25.6x

     The low multiples for the selected comparable companies were as follows:

VALUATION METRIC
----------------
Adjusted market value to LTM sales..........................  0.7x
Adjusted market value to LTM EBIT...........................  8.5x
Adjusted market value to LTM EBITDA.........................  6.6x
Adjusted market value to 2002 estimated EBITDA..............  5.4x

     The median multiples for the selected comparable companies were as follows:

VALUATION METRIC
----------------
Adjusted market value to LTM sales..........................   1.1x
Adjusted market value to LTM EBIT...........................  13.6x
Adjusted market value to LTM EBITDA.........................   9.5x
Adjusted market value to 2002 estimated EBITDA..............   9.2x

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $2.35 to $12.62 and a median implied value per Share of $4.16. This compares with the Offer Price of $4.75.

     With regard to the comparable public companies analysis summarized above, Wachovia selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the lines of business. No public company used as a comparison, however, is identical to the Company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which the Company is being compared. Such quantitative judgments are reflected in the Wachovia opinion.

     Comparable Transactions Analysis. Using publicly available information, Wachovia considered selected transactions in, or relating in part to, the defense and aerospace industry that it deemed to be relevant. Specifically, Wachovia reviewed the following transactions:

ACQUIROR                                                    TARGET
--------                                                    ------
Northrop Grumman Corporation.............  TRW, Inc.
United Defense Industries, Inc...........  U.S. Marine Repair, Inc.
DRS Technologies, Inc....................  Eaton Corporation (Navy Controls
                                           Division)
EDO Corporation..........................  Condor Systems, Inc.
Titan Corporation........................  Jaycor, Inc.
L-3 Communications Holdings, Inc.........  Raytheon Company (Aircraft Integration
                                           Systems)
L-3 Communications Holdings, Inc.........  SY Technology, Inc.
DRS Technologies, Inc....................  Boeing Company, Sensors and Electronics
                                           Business
General Dynamics Corporation.............  Integrated Information Systems (Motorola)
Titan Corporation........................  Datron Systems, Inc.
Northrop Grumman Corporation.............  Litton Industries, Inc.
Harris Corporation.......................  Exigent International, Inc.
Comtech Telecommunications Corp..........  MPD Technologies, Inc.
ONCAP, L.P...............................  BAE Systems Canada
BAE Systems plc..........................  Lockheed Martin -- Sanders
Smiths Industries plc....................  Fairchild Defense (Orbital Sciences)
Veritas Capital, Inc.....................  Tech-Sym Corporation
Northrop Grumman Corporation.............  Comptek Research, Inc.
Thomson-CSF Ventures.....................  Racal Electronics plc
EDO Corporation..........................  AIL Technologies, Inc.

     Using publicly available information concerning each of the target companies, Wachovia calculated, based on historical financial information for the latest reported twelve months immediately preceding the announcement of each of the transactions, the following multiples.

     The high multiples for the selected comparable transactions were as follows:

VALUATION METRIC
----------------
Adjusted market value to LTM sales..........................   2.0x
Adjusted market value to LTM EBIT...........................  31.2x
Adjusted market value to LTM EBITDA.........................  14.9x

     The low multiples for the selected comparable transactions were as follows:

VALUATION METRIC
----------------
Adjusted market value to LTM sales..........................  0.4x
Adjusted market value to LTM EBIT...........................  6.3x
Adjusted market value to LTM EBITDA.........................  5.4x

     The median multiples for the selected comparable transactions were as follows:

VALUATION METRIC
----------------
Adjusted market value to LTM sales..........................   1.0x
Adjusted market value to LTM EBIT...........................  10.7x
Adjusted market value to LTM EBITDA.........................   7.5x

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $1.63 to $6.74 and a median implied value per Share of $3.08. This compares with the Offer Price of $4.75.

     No company utilized in the comparable transactions analysis is identical to the Company, nor is any transaction identical to the Offer and the Merger. Therefore, a purely quantitative comparable transaction analysis would not be dispositive in the context of the Offer and the Merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the Merger that would affect the value of the target companies and of the Company. Such qualitative judgments are reflected in the Wachovia opinion.

     Discounted Cash Flow Analysis. Wachovia performed discounted cash flow analyses to estimate a range of present values per Share, assuming the Company continued to operate as a stand-alone entity. Wachovia determined the range of present values of the Company by calculating the sum of (i) the present value of projected free cash flows of the Company over the five year period 2003 through 2007, and (ii) the present value of the estimated terminal value of the Company in year 2007. In calculating a terminal value for the Company, Wachovia applied a perpetual growth rate ranging from 1% to 5% to the Company's projected, normalized 2007 free cash flow. The projected free cash flows of the Company used by Wachovia in its analysis were provided by management. The free cash flows and terminal value were discounted to present value using discount rates ranging from 11% to 13%. Wachovia viewed this range of discount rates as appropriate for companies with the risk characteristics of the Company and confirmed the reasonableness of such assumptions with the Company's management.

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $3.38 to $6.52 and a median implied value per Share of $4.44. This compares with the Offer Price of $4.75.

     The discounted cash flow analysis of the Company does not necessarily indicate actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The range of discount rates applied to the Company referred to in the above paragraph was based on several factors, including Wachovia's knowledge of the Company and the industry in which it operates, the business risk of the Company, and the overall interest rate environment as of October 21, 2002. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, terminal values, and discount rates.

     Leveraged Buyout Analysis. Using the same financial projections employed in the discounted cash flow analysis described above, Wachovia performed a leveraged buyout analysis for the Company. Wachovia assumed that a financial sponsor investing in the Company would expect an annual internal rate of return for five years on its invested equity of between 25% to 30%. Wachovia also assumed that the leveraged buyout of the Company could be financed with senior debt (at a 5.5% interest rate) of 2.5x the fiscal 2002 EBITDA of the Company and with subordinated debt (at a 12.0% interest rate with attached warrants representing 3.0% ownership) of 1.0x the fiscal 2002 EBITDA of the Company.

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $3.36 to $4.73 and a median implied value per Share of $3.91. This compares with the Offer Price of $4.75.

     The leveraged buyout analysis of the Company does not necessarily indicate actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The expected annual internal rates of return and leverage ratios referred to in the above paragraph were based on several factors, including Wachovia's knowledge of the Company and the industry in which it operates, the business risk of the Company, and the overall lending and private equity markets as of October 21, 2002. The results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, expected internal rates of return, and leverage ratios.

     Premiums Paid Analysis. Wachovia prepared a premiums paid analysis by multiplying various Company historical closing stock prices by the median premium paid in 73 transactions involving publicly traded U.S. targets announced between January 1, 1998 and October 15, 2002 with adjusted market values between $50 million and $300 million. For the Company and each of the 73 U.S. targets, Wachovia determined the premium paid by comparing the consideration offered to the Company and each of the 73 U.S. targets with the closing stock price of each such company one day, one week, four weeks, 60 days and 90 days prior to the announcement date of each transaction, respectively. For the Company, Wachovia used October 18, 2002, which was assumed to be the last full trading day prior to announcement of the signing of the Merger Agreement, in which to calculate the implied value per Share.

     The median premiums paid in the 73 transactions analyzed by Wachovia were as follows:

PREMIUM TO:                                                   MEDIAN
-----------                                                   ------
One Day Prior to Announcement...............................   29.2%
One Week Prior to Announcement..............................   33.6%
4 Weeks Prior to Announcement...............................   36.6%
60 Days Prior to Announcement...............................   33.8%
90 Days Prior to Announcement...............................   38.7%

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $3.95 to $4.73 and a median implied value per Share of $4.34. This compares with the Offer Price of $4.75.

     No target company utilized in the premiums paid analysis is identical to the Company, nor is any transaction identical to the Offer and the Merger. Therefore, a purely quantitative premiums paid analysis would not be dispositive in the context of the Offer and the Merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the Merger that would affect the value of the target companies and the Company. Such qualitative judgments are reflected in Wachovia's opinion.

     Historical Stock Price Performance Analysis. Wachovia analyzed the closing stock prices of the Common Stock over the last three years, beginning October 19, 1999. Based on this analysis, Wachovia calculated the following values of the Common Stock during this period.

High........................................................  $4.14
Low.........................................................  $1.15
Average.....................................................  $2.61
Close (October 18, 2002)....................................  $3.25

     These compare with the Offer Price of $4.75.

     Wachovia analyzed the closing stock prices of the Common Stock over the last year, beginning October 19, 2001. Based upon this analysis, Wachovia calculated the following values of the Common Stock during this period.

High........................................................  $4.14
Low.........................................................  $2.19
Average.....................................................  $3.10
Close (October 18, 2002)....................................  $3.25

     These compare with the Offer Price of $4.75.

     Wachovia analyzed the closing stock prices of the Common Stock over the last six months, beginning April 19, 2002. Based upon this analysis, Wachovia calculated the following values of the Common Stock during this period.

High........................................................  $3.99
Low.........................................................  $2.27
Average.....................................................  $3.36
Close (October 18, 2002)....................................  $3.25

     These compare with the Offer Price of $4.75.

  MISCELLANEOUS

     The Board retained Wachovia based upon its experience and expertise. Wachovia is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Wachovia is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities, and private placements.

     Wachovia is an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia has been engaged to render financial advisory services to the Board in connection with the transactions contemplated in the Merger Agreement and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the transaction contemplated by the Merger Agreement. Wachovia will also receive a fee for rendering this opinion, which fee is not contingent upon consummation of the transaction contemplated by the Merger Agreement. In addition, the Company has agreed to reimburse Wachovia for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Wachovia and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement. The terms of the fee arrangements with Wachovia, which the Company and Wachovia believe are customary in transactions of this nature, were negotiated at arms length between the Company and Wachovia, and the Board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Wachovia is contingent upon completion of the transaction.

     Wachovia and its affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which they receive customary fees. In the past, Wachovia and its affiliates have provided certain investment banking and lending services to the Parent for which they have been paid fees, including acting as co-manager for a public offering of equity securities of the Parent and serving as co-arranger and administrative agent for the Parent's current credit facility. Wachovia and its affiliates may provide additional investment banking and lending services to the Parent in the future for which they would also be paid fees. In the ordinary course of their business, Wachovia and its affiliates may actively trade or hold the securities (including derivative securities) of the Company or the Parent for their own accounts or for accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. From time to time, in the ordinary course of business Wachovia may provide research coverage for the Company, the Parent, and/or their affiliates.

  INTENT TO TENDER

     To the best of the Company's knowledge, each executive officer, director, affiliate or subsidiary of the Company who owns Shares intends to tender all issued and outstanding Shares held of record or beneficially owned by such person to Merger Sub in the Offer.

     The Tendering Shareholders, who hold voting and dispositive power with respect to 3,780,835 Shares (representing approximately 22% of the outstanding Shares), concurrently with the execution and delivery of the Merger Agreement entered into the Shareholder Tender and Voting Agreements. Pursuant to the Shareholder Tender and Voting Agreements, the Tendering Shareholders have agreed, among other things, to tender the Shares held by them in the Offer, and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger with respect to such Shares upon the terms and subject to the conditions set forth therein.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to a letter agreement dated October 19, 1999, as amended October 10, 2002 (the "Engagement Letter"), the Company retained Wachovia to provide financial advisory services with respect to any sale or similar transaction involving the assets or capital stock of Company, any merger or consolidation involving the Company, or any recapitalization or reorganization of the Company (each, a "Transaction"). Pursuant to the Engagement Letter, the Company is obligated to pay to Wachovia a transaction fee of (i) 1.375% of the aggregate transaction consideration paid by Parent and Merger Sub up to $105 million and
(ii) 5.0% of the
aggregate transaction consideration paid by Parent and Merger Sub in excess of $105 million. If the Company consummates the Transaction described in this Statement, Wachovia will receive a transaction fee of approximately $1,450,000 pursuant to the Engagement Letter.

     In addition, pursuant to the Engagement Letter, the Company agreed to pay to Wachovia (a) a cash fee of $150,000 for the delivery of an opinion as to the fairness, from a financial point of view, to the shareholders of the Company of the consideration to be received in a Transaction, of which $100,000 shall be credited against the transaction fee described above, and (b) Wachovia's reasonable travel and other out-of-pocket expenses incurred in connection with its role under the Engagement Letter or otherwise arising out of or in connection with any actual or potential Transaction.

     Pursuant to the Engagement Letter, the Company also agreed to indemnify Wachovia and certain related persons and entities against certain liabilities and expenses arising out of Wachovia's engagement or performance under the Engagement Letter, or, if such indemnification is unavailable to Wachovia or insufficient for any reason, then the Company has agreed to contribute to the amount paid or payable by Wachovia in connection with the matter.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     On October 23, 2002, James E. Clifford acquired 705 Shares pursuant to the Company Purchase Plan at a purchase price of $2.618 per Share. Pursuant to the terms of the Company Purchase Plan, Mr. Clifford elected to participate in the Company Purchase Plan for the period ended October 23, 2002 on or before July 1, 2002.

     Except as set forth in this Item 6, no transactions in the Common Stock have been effected during the past 60 days by the Company or its subsidiaries, or to the best knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

     - a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

     - any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

     - any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

  SECTION 14(F) INFORMATION STATEMENT

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

  ANTI-TAKEOVER STATUTE

     The Company may also be subject to Section 607.0902 of the Florida Business Corporation Act (the "Florida Control-Share Acquisition Statute"). The Florida Control-Share Acquisition Statute provides that shares of "issuing public corporations" that are acquired in a "control share acquisition" generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all of the outstanding shares other than interested shares. An issuing public corporation is defined as one that has: (a) one hundred or more shareholders; (b) its principal place of business, its principal office, or substantially all of its assets within Florida; and (c) either: (i) more than 10% of its shareholders resident in Florida; (ii) more than 10% of its shares owned by residents of Florida; or (iii) one thousand shareholders resident in Florida. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% but not less than 33 1/3%; (ii) 33 1/3%, but not less than or equal to 50%; or (iii) more than 50% of such votes.

     The Florida Control-Share Acquisition Statute does not apply to an acquisition of shares of an issuing public corporation if such acquisition has been approved by the board of directors of that corporation before the acquisition. Because the Florida Control-Share Acquisition Statute specifically exempts an acquisition approved by a board of directors before an acquisition, the provisions of the Florida Control-Share Acquisition Statute are not applicable to the Offer or the Merger.

  MERGER PROVISIONS

     Under Section 607.1104 of the Florida Business Corporation Act, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 80% of the outstanding Shares, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if Merger Sub does not acquire at least 80% of the outstanding Shares pursuant to the Offer or otherwise, a vote or the written consent of the Company's shareholders is required under Florida law, and a significantly longer period of time will be required to effect the Merger.

  NO DISSENTERS' RIGHTS

     Under the Florida Business Corporation Act, holders of the Shares do not have the right to assert dissenters' rights as a result of the Offer or the Merger.

  FINANCIAL FORECASTS

     The Company provided to Parent certain financial projections in connection with its due diligence review of the Company. A summary description of this information is set forth in Section 8 -- "Certain Information Concerning the Company" of the Offer to Purchase filed herewith as Exhibit (a)(1) and incorporated herein by reference.

  REGULATORY APPROVALS

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the purchase of Shares in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Merger Sub of a Notification and Report Form with respect to the Offer, unless Merger Sub receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission.

The more detailed discussion of regulatory approvals in Section 14 -- "Certain Legal Matters" of the Offer to Purchase filed herewith as Exhibit (a)(1) is incorporated herein by reference.

ITEM 9.  EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase dated October 28, 2002 (incorporated by
          reference to Exhibit (a)(1)(A) to Merger Sub's Tender Offer
          Statement on Schedule TO filed by Parent and Merger Sub on
          October 28, 2002 (the "Schedule TO")).
(a)(2)    Opinion of Wachovia Securities, Inc. dated October 21, 2002
          (included as Annex A to this Statement).
(a)(3)    Press Release dated October 24, 2002, regarding the proposed transaction between the Company, Merger Sub and Parent
          (incorporated by reference to the Schedule 14D-9C filed by the Company on October 24, 2002).
(a)(4)    Letter to Shareholders dated October 28, 2002.
(a)(5)    Joint Press Release issued by the Company and Parent on
          October 28, 2002.
(a)(6)    Form of Letter of Transmittal (incorporated by reference to
          Exhibit (a)(1)(B) to Schedule TO).
(e)(1)    Agreement and Plan of Merger dated as of October 23, 2002 by and among the Company, Merger Sub and Parent (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated
          October 28, 2002).
(e)(2)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and Krishan K. Joshi,
          Vicky M. Joshi and UES Inc. (incorporated by reference to
          Exhibit 2.6 to the Company's Form 8-K dated October 28,
          2002).
(e)(3)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and William R. Craven
          (incorporated by reference to Exhibit 2.2 to the Company's
          Form 8-K dated October 28, 2002).
(e)(4)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and Richard P. McNeight
          (incorporated by reference to Exhibit 2.3 to the Company's
          Form 8-K dated October 28, 2002).
(e)(5)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and James E. Clifford
          (incorporated by reference to Exhibit 2.4 to the Company's
          Form 8-K dated October 28, 2002).
(e)(6)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and C. Hyland Schooley
          (incorporated by reference to Exhibit 2.5 to the Company's
          Form 8-K dated October 28, 2002).
(e)(7)    Confidentiality Agreement dated as of April 24, 2002 between
          Parent and the Company (incorporated by reference to Exhibit
          (d)(7) to Schedule TO).
(e)(8)    Employment Agreement dated March 20, 2002 between the
          Company and Krishan K. Joshi.
(e)(9)    Employment Agreement dated March 20, 2002 between the
          Company and William R. Craven.
(e)(10)   Employment Agreement dated March 20, 2002 between the
          Company and Richard P. McNeight.
(e)(11)   Letter Agreement dated October 22, 2002 between the Company and William R. Craven.
(e)(12)   Letter Agreement dated October 23, 2002 between the Company and Krishan K. Joshi.
(e)(13)   Letter Agreement dated October 23, 2002 between the Company and Richard P. McNeight.
(e)(14)   Employment Letter Agreement dated May 22, 2000 between the
          Company and John C. Zisko.
(e)(15)   Employment Letter Agreement dated January 25, 2002 between the Company and James E. Clifford.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(e)(16)   Acquisition Agreement by and among Paravant Computer
          Systems, Inc., Engineering Development Laboratories,
          Incorporated, Signal Technology Laboratories, Inc., James E.
          Clifford, Edward W. Stefanko, C. David Lambertson, C. Hyland
          Schooley, Peter Oberbeck and Leo S. Torresani (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated
          October 8, 1998).
(e)(17)   Incentive Stock Option Plan (incorporated by reference to
          Exhibit 10.3B to the Company's Form 10-QSB for the period
          ended June 30, 1999).
(e)(18)   Non-employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.49 to the Company's Annual Report on
          Form 10-K for the fiscal year ended September 30, 2001).
(e)(19)   Employee Stock Purchase Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (No.
          333-63528) filed on June 21, 2001).
(e)(20)   Stock Incentive Plan (incorporated by reference to Exhibit
          10.60 to the Company's Quarterly Report on Form 10-Q for the
          quarter ended March 31, 2001).
(e)(21)   Rule 14f-1 Information Statement of the Company, dated
          October 28, 2002 (included as Annex B to this Statement).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAVANT INC.

                                          BY: /s/ William R. Craven
                                          Name: William R. Craven
                                          Title: President and Chief Executive
                                          Officer

Dated: October 28, 2002

                                    ANNEX A

[WACHOVIA SECURITIES LETTERHEAD]

October 21, 2002

Board of Directors
Paravant Inc.
89 Headquarters Plaza North, Suite 1421
Morristown, NJ 07960

Gentlemen:

     You have asked Wachovia Securities, Inc. ("Wachovia Securities"), to advise you with respect to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.015 per share (the "Shares"), of Paravant Inc. (the "Selling Company") of the $4.75 per Share in cash to be received by such holders in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, which is proposed to be entered into between DRS Technologies, Inc. (the "Buyer"), a wholly-owned subsidiary of the Buyer (the "Purchaser"), and the Selling Company (the "Agreement"). Subject to the terms of the Agreement, the Buyer will commence a tender offer for all of the Shares (the "Tender Offer") at a price equal to $4.75 per Share in cash for each Share accepted. The Agreement further provides that, following the purchase of the Shares pursuant to the Tender Offer, Purchaser will be merged with and into the Selling Company (the "Merger") and each outstanding Share (other than Shares already owned by the Buyer or any of its subsidiaries or as to which dissenters rights have been perfected) will be converted into the right to receive $4.75 in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Agreement.

     In arriving at our opinion, we have, among other things:

          Reviewed the Agreement, including the financial terms of the Agreement.

          Reviewed certain publicly available business, financial and other information regarding the Selling Company.

          Reviewed certain business, financial and other information regarding the Selling Company and its prospects that was furnished to us by and that we have discussed with management of the Selling Company.

          Reviewed the current and historical market prices and trading activity of the Selling Company's Common Stock.

          Compared the publicly available business, financial and other information regarding the Selling Company with similar information regarding certain other publicly traded companies that we deemed to be relevant.

          Compared the proposed financial terms of the Agreement with the financial terms of certain other business combinations and transactions that we deemed to be relevant.

          Developed discounted cash flow models of the Selling Company.

          Developed leveraged buyout models of the Selling Company.

          Analyzed the premiums paid for certain other business combinations and transactions that we deemed to be relevant.

Paravant Inc.
October 21, 2002
Page  2

          Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that we deemed to be relevant.

     In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to the Selling Company's financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management as to the expected future financial performance of the Selling Company. We have discussed such forecasts and estimates, as well as the assumptions upon which they are based, with management of the Selling Company, but we assume no responsibility for and express no view as to the Selling Company's financial forecasts or the assumptions upon which they are based. In arriving at our opinion, we have not conducted any physical inspection of the facilities of the Selling Company and have not made or been provided with any evaluations or appraisals of the assets or liabilities of the Selling Company. We have relied on advice of counsel to the Selling Company as to all legal matters with respect to the Selling Company and the transactions contemplated in the Agreement.

     In rendering our opinion, we have assumed that the transactions contemplated by the Agreement will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on such transactions or other actions contemplated by the Agreement. Our opinion is necessarily based on economic, market, financial and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the transactions contemplated by the Agreement compared with other business strategies that may have been considered by the Selling Company's management and/or Board of Directors.

     Wachovia Securities is an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render financial advisory services to the Board of Directors of the Selling Company in connection with the transactions contemplated in the Agreement and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the transaction contemplated by the Agreement. We will also receive a fee for rendering this opinion, which fee is not contingent upon consummation of the transaction contemplated by the Agreement. Wachovia Securities and our affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which we receive customary fees. In the past, we have provided certain investment banking and lending services to the Buyer for which we have been paid fees, including acting as co-manager for a public offering of equity securities of the Buyer and serving as co-arranger and administrative agent for the Buyer's current credit facility. We may provide additional investment banking and lending services to the Buyer in the future for which we would also be paid fees. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities (including derivative securities) of the Selling Company or the Buyer for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. From time to time, in the ordinary course of business we may provide research coverage for the Selling Company and/or the Buyer.

     It is understood that this opinion is directed for the information and use of the Board of Directors of the Selling Company in connection with its consideration of the transactions contemplated in the Agreement. Our opinion does not address the merits of the underlying decision by the Selling Company to enter into the Agreement and does not and shall not constitute a recommendation to any shareholder of the Selling Company as to how such shareholder should vote in connection with the Agreement or any other matter related thereto. Our opinion may not be summarized, excerpted from, or otherwise publicly referred to without our prior written consent, except that it may be reprinted in full in the Selling Company's Schedule 14D-9 with respect to the Tender Offer.

Paravant Inc.
October 21, 2002
Page  3

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and other factors we deem to be relevant, we are of the opinion that, as of the date hereof, the $4.75 in cash to be received by the shareholders of the Selling Company pursuant to the Tender Offer and the Merger is fair to such shareholders, from a financial point of view.

                                          Very truly yours,

                                          /s/ WACHOVIA SECURITIES, INC.
                                          --------------------------------------
                                          Wachovia Securities, Inc.

                                                                         ANNEX B

                                 PARAVANT INC.
                    89 HEADQUARTERS PLAZA NORTH, SUITE 1421
                          MORRISTOWN, NEW JERSEY 07960

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about October 28, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Paravant Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by DRS Technologies, Inc. ("Parent"), to a majority of the seats on the board of directors of the Company (the "Board" or the "Board of Directors").

     On October 23, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent, Prince Merger Corporation, a Florida corporation and wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.015 per share, of the Company (the "Common Stock"), at a price per share of $4.75 net to the seller in cash (the "Offer Price") upon the terms and conditions set forth in Merger Sub's Offer to Purchase (the "Offer to Purchase"), dated October 28, 2002, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Merger Sub and Parent with the United States Securities and Exchange Commission (the "SEC") on October 28, 2002.

     The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Florida law, Merger Sub will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Parent, Merger Sub, any of their respective subsidiaries, and the Company or its subsidiaries) will be converted into the right to receive the Offer Price.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on October 28, 2002 and which is being mailed to shareholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Merger Sub or Parent's designees described below has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Merger Sub commenced the Offer on October 28, 2002. The Offer is scheduled to expire at 12:00 midnight, New York City time, on November 22, 2002, unless extended by Merger Sub.

GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote.

As of October 23, 2002, there were 17,354,040 shares of Common Stock outstanding, of which Parent and Merger Sub own no shares.

RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that promptly upon the purchase of and payment for a number of shares of Common Stock by Merger Sub that represents at least a majority of the shares of Common Stock on a fully-diluted basis pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product obtained by multiplying the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this provision) by the percentage that the number of shares of Common Stock so purchased and paid for bears to the total number of shares of Common Stock then outstanding. The Company has agreed that it shall, upon request of Merger Sub, promptly increase the size of the Board or exercise its reasonable best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be so elected or appointed to the Board and, subject to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, shall cause Parent's designees to be so elected or appointed, and at such time, the Company shall, if requested by Parent, also cause directors designated by Parent and Merger Sub to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each board of directors of each subsidiary of the Company and committee of the Board. Notwithstanding the foregoing, the Merger Agreement provides that if Parent's designees are appointed or elected to the Board thereunder, until the Effective Time the Company and Parent shall use reasonable efforts to have at least two members of the Board who are directors on the date hereof and who are neither officers of the Company nor designees of Parent.

     The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement. Parent has supplied to the Company information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     Pursuant to the Merger Agreement, following the election or appointment of Parent's designees and until the Effective Time, the approval of a majority of the directors then in office who were neither designated by Parent nor employed by the Company is required to authorize any amendment of the Merger Agreement or the Company's Articles of Incorporation or Bylaws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Merger Sub or Parent under the Merger Agreement, any waiver of any of the Company's rights under the Merger Agreement or any action as to which consent or agreement of the Company is required under the Merger Agreement.

     The following table sets forth certain information with respect to the individuals Parent may choose to designate as its designees to serve as directors of the Company (including current principal occupation or employment and five years employment history). Unless otherwise noted, each individual is a citizen of the United States, and the business address of each is 5 Sylvan Way, Parsippany, New Jersey 07054. The information is based solely on information supplied to the Company by Parent.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND ADDRESS                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------                      --------------------------------------------------
Mark S. Newman...................  Mr. Newman has been a Director and the President of
                                   Merger Sub since its formation on October 17, 2002. Mr.
                                   Newman has been Chairman of the Board since August 1995
                                   and President and Chief Executive Officer of Parent since
                                   May 1994. Mr. Newman joined Parent in 1973 and has been a
                                   director since 1988. Mr. Newman serves as Vice Chairman
                                   on the board of directors of the American Electronics
                                   Association, and is a director on the boards of the New
                                   Jersey Technology Council, SSG Precision Optronics, Inc.,
                                   Opticare Health Systems, Inc. and Congoleum Corporation,
                                   where he chairs the Audit Committee. Mr. Newman also
                                   serves on the Board of Governors of the Aerospace
                                   Industries Association of America.
Ira Albom........................  Mr. Albom has been a director of Parent since February
630 W. Germantown Pike, Ste. 450   1997. Additionally, Mr. Albom has been employed since
Plymouth Meeting, PA 19462         1977 by Teleflex, Inc., a defense and aerospace company,
                                   and has been Senior Vice President at Teleflex since
                                   1987. Mr. Albom has over forty years of operations and
                                   management experience in the defense and aerospace
                                   industry. Since 1987, he has been actively involved in
                                   leading diligence teams and negotiating terms of mergers
                                   and acquisitions, as well as negotiating major contracts
                                   for Teleflex's Defense/Aerospace Group. Mr. Albom also
                                   serves as a director of Klune Industries, Inc.
Steven S. Honigman...............  Mr. Honigman has been a director of Parent since 1998.
40 West 57th Street                Mr. Honigman has been a partner of the law firm of Thelen
New York, NY 10019                 Reid & Priest LLP since August 1998. Previously, he
                                   served as General Counsel to the Department of the Navy
                                   from 1993 until 1998. As chief legal officer of the
                                   Department of the Navy and the principal legal advisor to
                                   the Secretary of the Navy, Mr. Honigman was recognized as
                                   a leader in acquisition reform, procurement related
                                   litigation and the accomplishment of national security
                                   objectives in the context of environmental compliance. He
                                   also exercised Secretariat oversight of the Naval
                                   Criminal Investigative Service and served as the
                                   Department's Designated Agency Ethics Officer and
                                   Contractor Suspension and Department Official from 1993
                                   until 1998. For his service, Mr. Honigman received the
                                   Department of the Navy Distinguished Public Service
                                   Award. Prior to that, he was a partner of the law firm of
                                   Miller, Singer, Raives & Brandes from 1982 until 1993.
                                   Mr. Honigman also serves as a director of The Wornick
                                   Company, a producer of combat rations for the Department
                                   of Defense.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND ADDRESS                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------                      --------------------------------------------------
C. Shelton James.................  Mr. James has been a director of Parent since February
310 East Royal Palm Road           1999. Mr. James is currently President of C.S. James
Boca Raton, FL 33432               Associates, business advisors, and has served in that
                                   position since May 2000. From December 2001 until July
                                   2002 Mr. James was Chief Executive Officer of
                                   Technisource, Inc., a provider of information technology
                                   staffing, outsourced solutions and computer systems.
                                   Until June 1999, he served as President of Fundamental
                                   Management Corporation, an investment management company.
                                   Additionally, from May 1992 until February 2000, Mr.
                                   James was Chairman of the Board of Elcotel, Inc., a
                                   public communications company. He serves as a director of
                                   Concurrent Computer Systems, Inc., SK Technologies, CSPI,
                                   Inc. and Technisource, Inc.
Mark N. Kaplan...................  Mr. Kaplan has been a director of Parent since 1986. Mr.
Four Times Square                  Kaplan was a member of the law firm of Skadden, Arps,
New York, NY 10036                 Slate, Meagher & Flom LLP from 1979 to 1998 and is now of
                                   counsel to the firm. Mr. Kaplan also serves as a director
                                   of American Biltrite Inc., Autobytel Inc., Grey
                                   Advertising Inc., REFAC Technology Inc., Congoleum
                                   Corporation and Volt Information Sciences, Inc.
Stuart F. Platt..................  Mr. Platt has been a director of Parent since 1991. From
14679 Henderson Road NE            May 1994 until 1999, he served as a Vice President and
Bainbridge Island, WA 98110        also as the President of our Data Systems Group. Admiral
                                   Platt also served as President of our wholly owned
                                   subsidiary, DRS Precision Echo, Inc. from July 1992 to
                                   August 1998. Mr. Platt has been Chairman of The Wornick
                                   Company, a producer of combat rations for the Department
                                   of Defense, since 2000 and Chairman of CDCOM, a
                                   Washington State based data storage company, since 1999.
                                   Admiral Platt held various high level positions as a
                                   military officer in the Department of the Navy, retiring
                                   as Competition Advocate General of the Navy in 1987. He
                                   has also served as Chairman of The Historic Battleship
                                   Society since 1996 and Chairman of Hydro Wing Hawaii
                                   since 2000.
Donald C. Fraser.................  Mr. Fraser has been a director of Parent since 1993. He
8 St Mary's Street                 currently serves as Director of the Boston University
Boston, MA 02215                   Photonics Center since November 1993 and as Professor of
                                   Engineering and Physics at that university since November
                                   1993. From 1991 until 1993, Mr. Fraser was the Principal
                                   Deputy Under Secretary of Defense, Acquisition, with
                                   primary responsibility for managing the Department of
                                   Defense acquisition process, including setting policy and
                                   executing programs. He also served as Deputy Director of
                                   Operational Test and Evaluation for Command, Control,
                                   Communication and Intelligence from 1990 to 1991, a
                                   position which included top level management and
                                   oversight of the operational test and evaluation of all
                                   major Department of Defense communication, command and
                                   control, intelligence, electronic warfare, space and
                                   information management system programs. From 1981 to
                                   1988, Dr. Fraser was employed as Vice President,
                                   Technical Operations at Charles Stark Draper Laboratory
                                   and, from 1988 to 1990, as its Executive Vice President.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND ADDRESS                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------                      --------------------------------------------------
William F. Heitmann..............  Mr. Heitmann has been a director of Parent since February
1095 Avenue of the Americas        1997. Mr. Heitmann is currently Senior Vice President and
New York, NY 10036                 Treasurer of Verizon Communications, Inc. since July
                                   2000. He has been employed by Verizon Communications,
                                   Inc. since its formation in June 2000 through the merger
                                   of Bell Atlantic Corp. and GTE Corp. He was employed by
                                   Bell Atlantic Corp. and its predecessors since 1971,
                                   serving as a Vice President from 1996 until July 2000 and
                                   as Treasurer from June 1999 until July 2000. Previously,
                                   he was Chief Investment Officer of NYNEX Asset Management
                                   Company from March 1991 until September 1995 and of Bell
                                   Atlantic Asset Management Company from June 1996 until
                                   July 2000. Mr. Heitmann has also served as Chairman of
                                   Bell Atlantic Credit Company (BACC) from September 1997
                                   until December 1998 and as Chairman and Chief Executive
                                   Officer from December 1998 until July 2000. Mr. Heitmann
                                   currently serves as Chairman of Verizon Capital Corp.
                                   since July 2000. He also serves as Director of Exchange
                                   Indemnity Corp since October 1996 and of GTE Reinsurance
                                   since November 2000. Mr. Heitmann is a member of the Real
                                   Estate Advisory Board of the New York Common Fund and The
                                   Financial Executives Institute and a Director of its New
                                   York City chapter.
Dennis J. Reimer.................  Mr. Reimer has been a director of Parent since 2000. He
P.O. Box 889                       has served as Director of the National Memorial Institute
204 North Robinson, Suite 1404     for the Prevention of Terrorism, located in Oklahoma
Oklahoma City, OK 73101            City, OK, since April 2000. General Reimer served as the
                                   33rd Chief of Staff, U.S. Army, from June 20, 1995 until
                                   June 21, 1999. Prior to that, he was Commanding General
                                   of United States Army Forces Command, Fort McPherson,
                                   Georgia, from August 1, 1999 until March 31, 2000.
                                   Additionally, General Reimer has served as Distinguished
                                   Fellow of the Association of the U.S. Army since 1999. He
                                   is a member of the Editorial Board of the Armed Forces
                                   Journal and the Advisory Committee for Media and Security
                                   of the Fund for Peace Project. General Reimer also serves
                                   as a director of Microvision, Inc., Mutual of America and
                                   Plato Learning, Inc.
Eric J. Rosen....................  Mr. Rosen has been a director of Parent since August
712 5th Ave FL 40                  1998. He is a Managing Director of Onex Investment Corp.
New York, NY 10019-4108            since 1992 and has been with Onex Investment Corp. since
                                   1989. Previously, he worked at Kidder, Peabody & Co. in
                                   both the Mergers and Acquisitions group from 1983 until
                                   1985 and the Merchant Banking group from 1987 until 1989.
                                   Mr. Rosen also serves as a director of Dura Automotive
                                   Systems. Mr. Rosen and Mark S. Newman, our Chairman of
                                   the Board, President and Chief Executive Officer, are
                                   first cousins.

     Based solely on the information set forth in the Offer, none of Parent's designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Parent that none of the Parent's designees have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

     Parent has informed the Company that, to the best of its knowledge, none of the executive officers and directors of Merger Sub or executive officers of Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     It is expected that Parent's designees may assume office at any time following the purchase by Merger Sub of the Shares pursuant to the Offer, which purchase cannot be earlier than November 23, 2002, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Board.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

 DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information as of October 23, 2002, concerning the Company's directors and executive officers.

                                                                             YEAR FIRST
                                          PRESENT POSITION(S)                 BECAME A
NAME                                       WITH THE COMPANY            AGE    DIRECTOR
----                                      -------------------          ---   ----------
Krishan K. Joshi.................  Chairman and Director(1)            66       1989
William R. Craven................  President, Chief Executive          54       1994
                                   Officer and Director
John C. Zisko....................  Vice President, Chief Financial     53         --
                                   Officer, Treasurer, and Assistant
                                   Secretary
James E. Clifford................  Vice President of Mergers and       65       1998
                                   Acquisitions, Secretary and
                                   Director(1)
Richard P. McNeight..............  President of Paravant Computer      52       1994
                                   Systems, Inc. and Director
C. Hyland Schooley...............  Director                            69       1998
John P. Singleton................  Director(1)(2)                      65       1997
Paul E. Blackwell................  Director(2)                         61       2000
David P. Molfenter...............  Director(1)(2)                      57       2001

---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Krishan K. Joshi. From 1976 to date, Mr. Joshi has served as founder, chairman and president of UES, Inc. ("UES"), a technology development company. Following the acquisition of a controlling interest in the Company by UES in December of 1989, he became Chairman, Chief Executive Officer and President of the Company. However, in April 1994, he resigned as President of the Company, and he continued to serve as Chairman and Chief Executive Officer of the Company until December 2000 when he resigned as Chief Executive Officer of the Company. He has also been Chairman of Astro Industries, Inc., a manufacturer and distributor of aerospace wire and cable products, since August 1980. He holds a Bachelor of Science degree in Mathematics and Physics from Punjab University in India, a Bachelors degree in Aeronautical and Astronautical Engineering from Ohio State University and Master of Science degree in Engineering from the University of Dayton, Ohio, and has engaged in Doctoral studies in Mechanical Engineering at the University of Cincinnati.

     William R. Craven. Mr. Craven joined the Company in September 1991 as a Vice President in charge of Marketing and served in that capacity continually to December 1998, when he became Vice President in charge of Corporate Development. On January 1, 2000, Mr. Craven was named President and Chief

Operating Officer of the Company, and in December 2000 he was appointed Chief Executive Officer. He has served as a director of the Company since 1994. From 1990 to 1991, he was employed as a Vice President of Marketing for Telxon Corp., a manufacturer of hand-held computers and software systems. From 1982 to 1990, he served as a Vice President of Mead Corp., a manufacturer of paper products and provider of electronic services, in a variety of positions, including marketing, product development and joint ventures. For three years during that period, he acted as President of Seiko Mead Company, a Japanese-American joint venture established to manufacture color computer printers and copiers. Mr. Craven holds a Bachelor of Science degree in Physics and Mathematics from Birmingham Southern College.

     John C. Zisko. Mr. Zisko joined the Company as Vice President, Chief Financial Officer and Treasurer in June 2000. From 1997 to 1999 Mr. Zisko was the Vice President of Finance for Premier Refractories International, a subsidiary of the Alpine Group. From 1995 to 1997 Mr. Zisko held the position of Vice President of Finance and Chief Financial Officer of Hosposable Products Inc. From 1989 to 1995 Mr. Zisko was the Vice President of Finance and Chief Financial Officer for CMS Gilbreth Packaging Systems Inc.

     James E. Clifford. Upon the completion of the Company's acquisition of EDL-STL, Mr. Clifford became Vice President of Mergers and Acquisitions of the Company, Executive Vice President, Chief Operating Officer, Secretary and Treasurer of STL of Ohio, Inc. and a director of the Company. Mr. Clifford became Secretary of the Company in March 2000. From 1995 to December 1997, Mr. Clifford was a director of the Company. From 1989 to October 1998, Mr. Clifford served as President and Director of EDL, a manufacturer of aircraft avionics and flight control electronics. Mr. Clifford served as an officer in the U. S. Air force for 23 years, attaining the rank of Colonel specializing in air lift and aircraft acquisition programs. Mr. Clifford holds Bachelors and Masters of Science degrees in Electrical Engineering from Oklahoma State University.

     Richard P. McNeight. From June 1994 to date, Mr. McNeight has served as President of Paravant Computer Systems, Inc. and a director of the Company. From 1984 until June 1994, Mr. McNeight served as a Vice President and General Manager of Paravant Computer Systems, Inc. From 1982 to 1984, he was employed by Siemen's Corporation as a senior member of its systems engineering staff. From 1972 to 1982, he worked for ITT's North Telecommunications Division in several positions as a software engineering director and manager and engineer. Mr. McNeight holds a Bachelors degree in Applied Science/Engineering from the University of Wisconsin and a Masters degree in Computer Information/Control Engineering from the University of Michigan.

     C. Hyland Schooley. Upon the completion of the Company's acquisition of STL, Mr. Schooley became a director of the Company. He has served as the President of STL since its founding in April 1990, served as President of STL of Ohio, Inc. from October 1998 to March 2001 and has been Chairman of STL of Ohio, Inc. since March 2001. STL of Ohio, Inc. is the successor company to STL following the acquisition by the Company. Prior to forming STL, he held various positions for 28 years with Systems Research Laboratories, Inc. (SRL) in Dayton, Ohio. His final position at SRL was that of Manager of the SIGINT Division. Prior to joining SRL, he held engineering positions with NCR and Hughes Aircraft Co. He holds a Bachelor of Science degree in Electrical Engineering from the University of Missouri (Columbia) and has attended graduate school at Ohio State University.

     John P. Singleton. Since 1996, Mr. Singleton has been employed as President of Singleton and Associates, a computer technology and consulting firm founded by him. From 1992 to 1996, he was Vice President and General Manager of Business Development for IBM/Integrated Systems Solution Corporation. From 1982 to 1992, Mr. Singleton was an officer of Security Pacific Corporation, the fifth largest bank in the United States, attaining the position of Vice Chairman and Chief Operating Officer of the corporation and member of the Office of the Chairman. From 1976 to 1982, he was the Executive Vice President of Data Processing and Bank Operations for the Maryland National Bank. From 1973 to 1976, Mr. Singleton held the position of President and Chief Executive Officer, MISAC for Great Western Finance Corporation, Information Systems Subsidiary. From 1971 to 1973, he was the Senior Vice President of Data Processing and Bank Operations for Security National Bank. From 1969 to 1971, Mr. Singleton was the Chief Operating Officer of the Data Processing Division for the Federal Reserve Board. He is currently a director and chairman of the board for IFS International, Inc., an integrated banking solutions company. Mr. Singleton is also a director for

Tech-Metrics, Inc. and a former board member for the Anaheim Angels American League Baseball Team. Mr. Singleton holds a Bachelor of Science degree in Business Management from Arizona State University.

     Paul E. Blackwell. Lieutenant General Blackwell joined the Board of Directors of the Company in May 2000. Since November 2001, Lt. Gen. Blackwell has been Vice President, Army C3 Programs, for Raytheon Company. From 1996 to November 2001, Lt. Gen. Blackwell was an independent business consultant supporting several major defense industry organizations. Prior to initiating the consultancy business, Lt. Gen. Blackwell had a distinguished military career with the U.S. Army spanning thirty-one years where he attained the rank of Lieutenant General. He held a variety of command and staff positions during his military career and served in several US Army Divisions, including light infantry, airborne infantry, mechanized infantry, motorized infantry, and armor. Among his assignments, he served at the Pentagon as Deputy Chief of Staff for Operations and Plans, Department of the Army, and as Commanding General 2nd Armored Division, Garlstedt, Federal Republic of Germany, and Commander, III Corps (Forward), Maastrich, The Netherlands.

     David P. Molfenter. Mr. Molfenter joined the Board of Directors of the Company in August 2001. From 1968 to 1995, Mr. Molfenter was with Magnavox Electronic Systems Company, ultimately holding the position of President and CEO. After Hughes Aircraft Company acquired Magnavox Electronic Systems Company in 1995, Mr. Molfenter was appointed President of Hughes Defense Communications. Following the merger of Raytheon Company and Hughes Electronics' defense operations in 1997, Mr. Molfenter was appointed to the position of Vice President of the Communication Systems Division of Raytheon Systems Company, where he served until his retirement in 2000. Mr. Molfenter is also a director of the Sparton Corporation.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table shows the amount of Common Stock of the Company beneficially owned (unless otherwise indicated) by (i) any person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) the Company's directors, (iii) the executive officers named in the Summary Compensation Table set forth below and
(iv) all of the Company's directors and executive officers as a group (all as of October 23, 2002):

                                                               SHARES OF COMMON
                                                              STOCK BENEFICIALLY
                                                                     OWNED
                                                              -------------------
                                                               NUMBER     PERCENT
                                                              ---------   -------
Directors and Other Named Executive Officers
Krishan K. Joshi(1).........................................  1,658,176     9.3%
William R. Craven(2)........................................    580,378     3.3%
Richard P. McNeight(3)......................................    975,235     5.6%
James E. Clifford(4)........................................    728,922     4.2%
C. Hyland Schooley(5).......................................    687,410     4.0%
John P. Singleton(6)........................................     83,000       *
John C. Zisko(7)............................................     40,001       *
Paul E. Blackwell(8)........................................     31,000       *
David P. Molfenter(9).......................................     25,000       *
All executive officers and directors as a group (10
  persons)..................................................  4,809,122    26.4%
Shareholders
C. David Lambertson.........................................    882,167     5.1%
4391 Dayton Xenia Road, Dayton, OH 45432

---------------

 *  Less than 1% of the outstanding common stock.

(1) Includes (i) 130,620 shares held by UES, Inc. of which Mr. Joshi owns 58% of the outstanding shares of its common stock and which, as a result, he controls; (ii) 338,880 shares held by Mr. Joshi's spouse; and (iii) 329,334 shares subject to options that are currently exercisable.

(2) Includes 199,001 shares subject to options that are currently exercisable.

(3) Includes 140,000 shares subject to options that are currently exercisable.

(4) Includes 22,334 shares subject to options that are currently exercisable.

(5) Includes 10,000 shares subject to options that are currently exercisable.

(6) Includes 83,000 shares subject to options that are currently exercisable.

(7) Includes 40,001 shares subject to options that are currently exercisable.

(8) Includes 30,000 shares subject to options that are currently exercisable.

(9) Includes 20,000 shares subject to options that are currently exercisable.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of the Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the Nasdaq National Market System. Officers, directors and greater than ten-percent beneficial owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the best of the Company's knowledge, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Section 16(a) forms were required for those persons, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with during the fiscal year ended September 30, 2002.

               MEETINGS, COMMITTEES AND COMPENSATION OF DIRECTORS

     The full Board of Directors considers all major decisions concerning the Company. However, the Board has established the following three standing committees in order that certain important areas can be addressed in more depth than may be possible in a full Board meeting:

     Compensation Committee. The Compensation Committee reviews and approves the Company's compensation plans covering the executive officers; reviews the competitiveness of the Company's total compensation practices; determines the annual base salary and incentive awards to be paid to the executive officers; advises the Board with respect to the Company's stock option plans; and makes recommendations to the Board with respect to the selection of the recipients of options to purchase shares of the Common Stock and the determination of the terms and conditions and number of shares of Common Stock subject to each option (other than the grant of options under the Non-Employee Director Stock Option
Plan). All recommendations regarding compensation arrangements for Mr. Joshi are made by Mr. Molfenter and Mr. Singleton only. The members of the Compensation Committee are currently Krishan K. Joshi, James E. Clifford, David P. Molfenter and John P. Singleton. The Compensation Committee held 3 meetings in fiscal 2002.

     The Compensation Committee Report on executive compensation appears elsewhere in this Information Statement.

     Audit Committee. The Audit Committee reviews the professional services and independence of the Company's independent auditors, and the Company's accounts, procedures and internal controls. The Audit Committee recommends to the Board of Directors for appointment the firm selected to be independent public accountants for the Company and monitors the performance of such accounting firm; reviews and approves the scope of the annual audit; reviews and evaluates with the independent public accountants the Company's annual audit and annual consolidated financial statements; reviews with management the status of internal accounting controls; evaluates problem areas having a potential financial impact on the Company that may be brought to its attention by management, the independent accountants or the Board; and evaluates all public financial reporting documents of the Company. The members of the Audit Committee are currently David P. Molfenter, John P. Singleton and Paul E. Blackwell. The Audit Committee held 5 meetings in fiscal 2002.

     Under the Audit Committee's charter, members of the audit committee are required to be "independent" (as defined by Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards) from and after June 1, 2001. Currently all of the members of the audit committee are independent (as so defined).

     The Company does not have a nominating committee. This function is performed by the Board of Directors. The Board of Directors met 6 times during fiscal 2002. Each director attended more than 75% of the total number of meetings of the Board and committees on which he served during fiscal 2002.

  COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company are paid $15,000 annually plus $1,000 for each Board meeting attended and $500 for each committee meeting attended if such meeting occurs on a day other than a scheduled meeting of the Board of Directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company receives separate compensation for services rendered as a director.

     In order to attract and retain the services of members of the Board of Directors who are not employees of the Company and to provide them with increased motivation and incentive to exert their best efforts on behalf of the Company by enlarging their personal stake in the Company, the Company has adopted the Nonemployee Director Stock Option Plan, pursuant to which stock options covering an aggregate of 225,000 shares of Common Stock may be granted to such nonemployee directors. The options granted under the this plan are "nonqualified options" (i.e., options that do not qualify as incentive stock options under the Internal Revenue Code). Pursuant to this plan, an option for the purchase of 10,000 shares at the then-current fair market value of the Common Stock is be granted to each nonemployee director upon such director's initial election or appointment as a nonemployee director and at the annual meeting of the Board immediately following the annual meeting of shareholders, subject in each case to such shares being available for options under this plan. If an insufficient number of shares remain available for the grant of such options under this plan, the remaining shares that are available will be granted with such remaining shares prorated among the nonemployee directors. In accordance with the terms of this plan, options for the purchase of 10,000 shares at $3.10 per share were granted to each of Messrs. Molfenter, Singleton and Blackwell in March 2002.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain compensation information for the Company's Chief Executive Officer and the four other most highly compensated executive officers whose annual salaries and bonuses exceeded $100,000 during fiscal 2002:

                                                                                     LONG TERM COMPENSATION
                                                                        ------------------------------------------------
                                            ANNUAL COMPENSATION           AWARDS
                                      -------------------------------   ----------                       PAYOUTS
                                                            OTHER       RESTRICTED   SECURITIES   ----------------------
                                                            ANNUAL        STOCK      UNDERLYING    LTIP      ALL OTHER
                             FISCAL   SALARY    BONUS    COMPENSATION    AWARD(S)     OPTIONS     PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR      ($)      ($)         ($)           ($)          (#)         ($)        ($)(1)
---------------------------  ------   -------   ------   ------------   ----------   ----------   -------   ------------
Krishan K. Joshi...........   2002    194,615      -0-       7,200(2)        --        10,000        --           --
  Chairman                    2001    201,923      -0-       4,800(2)        --       236,000        --           --
                              2000    240,000      -0-          --           --            --        --           --
William R. Craven..........   2002    204,523   62,573      12,018(2)        --        10,000        --        5,414
  President and Chief         2001    197,352      -0-       4,708(2)        --       231,000        --        3,126
  Executive Officer           2000    193,515      -0-          --           --            --        --        2,935
James E. Clifford..........   2002    118,848   13,000       2,000(2)        --         5,000        --        5,500
  Vice President --           2001    227,920   10,160       4,800(2)        --       144,000        --        5,250
  Mergers and Acquisitions    2000    237,948   10,198          --           --            --        --        5,250
Richard P. McNeight........   2002    208,308   97,285      12,103(3)        --        15,000        --        5,250
  President -- Paravant       2001    230,411   35,000       7,718(3)        --       176,000        --        5,338
  Computer Systems, Inc.      2000    225,127   60,000          --           --            --        --        4,800
John C. Zisko(4)...........   2002    191,231      -0-       3,052(2)        --        10,000        --        4,093
  Vice President and          2001    176,923      -0-       1,275(2)        --       160,000        --        5,250
  Chief Financial Officer     2000     50,346       --          --           --        45,000        --           --

---------------

(1) Represents matching funds for the Company's 401(k) Profit Sharing Plan.

(2) Represents automobile allowance.

(3) Represents club membership fees.

(4) Mr. Zisko joined the Company in June 2000.

OPTION GRANTS DURING FISCAL YEAR 2002

     The following table summarizes awards of stock options during the fiscal year ended September 30, 2002, to the executive officers named in the Summary Compensation Table:

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                             ANNUAL RATES OF
                                                                                               STOCK PRICE
                                                                                            APPRECIATION FOR
                                                INDIVIDUAL GRANTS                            OPTION TERM(2)
                           ------------------------------------------------------------   ---------------------
                              NUMBER OF       PERCENT OF TOTAL
                             SECURITIES       OPTIONS GRANTED     EXERCISE
                             UNDERLYING       TO EMPLOYEES IN      PRICE     EXPIRATION
NAME                       OPTIONS GRANTED      FISCAL YEAR        ($/SH)       DATE        5%($)      10%($)
----                       ---------------   ------------------   --------   ----------   ---------   ---------
Krishan K. Joshi.........      10,000(1)            2.5%            2.39      11/30/11     15,000      38,100
William R. Craven........      10,000(1)            2.5%            2.39      11/30/11     15,000      38,100
James E. Clifford........       5,000(1)            1.3%            2.39      11/30/11      7,500      19,050
Richard P. McNeight......      15,000(1)            3.8%            2.39      11/30/11     22,500      57,150
John C. Zisko............      10,000(1)            2.5%            2.39      11/30/11     15,000      38,100

---------------

(1) These options vest and become exercisable in three equal annual installments beginning on November 30, 2002.

(2) Potential gains are net of the exercise price but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if they were exercised at the end of the option term. The assumed 5% and 10% rates of stock appreciation are based on appreciation from the exercise price per share. These rates are provided in accordance with the rules of the SEC and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall stock market conditions and the option holders' continued employment through the vesting period.

AGGREGATED OPTION EXERCISES DURING FISCAL YEAR 2002 AND FISCAL YEAR END OPTION VALUES

     The following table summarizes the stock option exercises by the executive officers named in the Summary Compensation Table during the fiscal year ended September 30, 2002 and the number and value of options held at fiscal year end which are currently exercisable:

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT               IN-THE-MONEY OPTIONS
                           SHARES                        FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)(1)
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   -----------   -------------
Krishan K. Joshi.......       --            --         329,334        191,666        254,237        386,483
William R. Craven......       --            --         199,001        189,999        292,935        384,366
James E. Clifford......       --            --          22,334        126,666         39,331        256,399
Richard P. McNeight....       --            --         140,000        164,000          5,650        326,880
John C. Zisko..........       --            --          40,001        174,999         31,585        331,941

---------------

(1) The value of unexercised in-the-money options represents the aggregate amount of the excess of $3.52, the closing price for a share of Common Stock on September 30, 2002, over the relevant exercise price of all "in-the-money" options held on such date.

STOCK OPTION PLANS

     Incentive Stock Option Plan. Under the Company's Incentive Stock Option Plan, options to purchase a maximum of 2,955,000 shares of Common Stock may be granted to officers and other key employees of the Company. Options granted under the Incentive Plan are intended to qualify as "incentive stock options" as defined in the Internal Revenue Code.

     The Incentive Plan is administered by the Board of Directors and the Stock Option Committee, which determines which persons are to receive options, the number of options granted and the exercise prices thereof. In the event an optionee voluntarily terminates his employment with the Company, the optionee generally has the right to exercise his accrued options within thirty days of such termination. If an optionee's employment is involuntarily terminated other than because of death, he has the right to exercise his accrued options within thirty days of such termination. Upon death, the optionee's estate or heirs have one year to exercise said optionee's accrued options. The maximum term of any option is generally ten years, and the option price per share may not be less than the fair market value of the Company's shares at the date the option is granted. However, options granted to persons owning more than 10% of the Company's voting shares may not have a term in excess of five years, and the option price per share may not be less than 110% of fair market value. The Company may redeem any accrued but unexercised option held by an optionee by paying him the difference between the option exercise price and the then fair market value.

     If the aggregate fair market value of the shares of Common Stock (determined at the time the option is granted) with respect to which incentive stock options are exercisable for the first time by such optionee during any calendar year (under all such plans) exceeds $100,000, then only the first $100,000 of such shares so purchased will be treated as incentive options and any excess over $100,000 so purchased shall be treated as options which are not incentive stock options.

     This rule shall be applied by considering options in the order or sequence in which they are granted. Options must be granted within ten years from the effective date of the Incentive Plan.

     Options granted under the Incentive Plan are not transferable other than by will or by the laws of descent and distribution. Options granted under the Incentive Plan are protected by anti-dilution provisions increasing the number of shares issuable thereunder and reducing the exercise price of such option, under certain conditions. The Incentive Plan will terminate on December 22, 2004 or on such earlier date as the Board of Directors may determine. Any option outstanding at the termination date will remain outstanding until it expires or is exercised in full, whichever occurs first. As of October 23, 2002, options to acquire an aggregate of 2,056,182 shares of Common Stock at exercise prices ranging from $0.717 per share to $5.125 per share had been granted under the Incentive Plan to key employees. In the case of options granted under the Incentive Plan to employees, such options vest and are exercisable at a rate no greater than 33 1/3% each continuous year in which the employee is employed on a full time basis by the Company.

     Stock Incentive Plan. On March 22, 2001, the Company's shareholders approved the Paravant Inc. Stock Incentive Plan. The purpose of the Stock Incentive Plan is to provide key employees, independent contractors and other persons who contribute materially to the success and profitability of the Company with incentives in the form of grants of incentive stock options, nonqualified stock options, restricted stock and stock bonuses. The grants are intended to give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. Additionally, the Stock Incentive Plan is intended to assist the Company and its subsidiaries in attracting and retaining key persons.

     The Company has reserved 2,700,000 shares of Common Stock for issuance under awards pursuant to the Stock Incentive Plan. Up to 1,500,000 of the shares subject to the Stock Incentive Plan may be used for Performance Based Options. "Performance Based Options" are options granted to either senior corporate executive officers of the Company (as identified by the Board) or presidents of operating subsidiaries of the Company and which are awarded based upon performance standards set by the Board. On August 30, 2001, options to acquire an aggregate of 1,380,000 shares of the Company's common stock at an exercise price of $1.45 per share were granted under the Stock Incentive Plan to senior corporate executive officers and presidents of operating subsidiaries as Performance Based Options.

     As of October 23, 2002, options to acquire an aggregate of 1,559,000 shares of Common Stock had been granted under awards pursuant to the Stock Incentive Plan.

EMPLOYEE STOCK PURCHASE PLAN

     The Paravant Inc. Employee Stock Purchase Plan became effective on July 1, 2001. The purpose of the Stock Purchase Plan is to provide eligible employees of the Company and its subsidiaries with an opportunity to acquire Common Stock through accumulated payroll deductions. The Company reserved 350,000 shares of Common Stock to be issued pursuant to the Stock Purchase Plan. As of October 23, 2002, 147,157 shares of Common Stock had been acquired by eligible employees of the Company and its subsidiaries pursuant to the Stock Purchase Plan. In connection with the Merger Agreement, the Company Purchase Plan was terminated as of the date of the Merger Agreement and the rights of participants in the Company Purchase Plan with respect to the offering period then underway under the Company Purchase Plan was to be determined by treating the last business day prior to, or if more administratively advisable, the last payroll date of the Company immediately prior to, the date of termination, as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise as a fully effective and completed offering period for all purposes under the Company Purchase Plan.

DESCRIPTION OF EMPLOYMENT AGREEMENTS, SEVERANCE ARRANGEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     On March 20, 2002, the Company entered into employment agreements with Messrs. Joshi, Craven and McNeight providing for annual salaries of $214,000 for Mr. Craven, $212,000 for Mr. McNeight and $200,000 for Mr. Joshi. The agreements will terminate on December 31, 2003. In the event of death or disability, the agreements provide for payments of compensation for twelve months. Each of the agreements provides for severance pay of full compensation for one year in the event of termination of employment by the Company without cause. Each of the agreements also provides for immediate vesting of granted but unvested stock options and other benefits to the extent permitted under the Internal Revenue Code in the event of termination of employment by the Company without cause, due to disability, or in the case of a change of control (defined to include a sale, merger of combination wherein the resulting entity controls 33% or more of the voting stock and there is more than a 50% change in the composition of the Board). In addition, each of the agreements provides for twelve months additional severance benefits in the event the employee is terminated without cause during the first year following a change of control, and each agreement provides for two years of base salary as severance if the employee voluntarily resigns after a change in control and accepts a two year covenant not to compete. Each of the agreements also includes a covenant not to compete which precludes engaging in the design, manufacture or sale of rugged computers within the United States after the term of employment for a period of one year. Each of the agreements contemplates that the term of employment thereunder will be reviewed at the first Board meeting in each fiscal year for the succeeding calendar year.

     On October 22, 2002, in connection with the negotiation of the Merger Agreement, Mr. Craven and the Company entered into a letter agreement pursuant to which Mr. Craven relinquished and waived his rights under his employment agreement to receive additional severance benefits if his employment is terminated without cause during the first one year following a change of control and to voluntarily resign and receive a total severance of 2 years base salary upon acceptance of a two year covenant not to compete following a change of control.

     On October 23, 2002, in connection with the negotiation of the Merger Agreement, Mr. Joshi and the Company entered into a letter agreement pursuant to which Mr. Joshi relinquished and waived his rights under his employment agreement to (i) receive as severance $50,000 of one year's full salary if his employment is terminated without cause following a change of control and (ii) in addition to the foregoing, receive $50,000 of additional severance benefits if his employment is terminated without cause during the first one year following a change of control and receive $100,000 of the total severance of 2 years base salary upon if he voluntarily resigns and accepts a two year covenant not to compete following a change of control.

     On October 23, 2002, in connection with the negotiation of the Merger Agreement, Mr. McNeight and the Company entered into a letter agreement pursuant to which Mr. McNeight relinquished and waived his rights under his employment agreement to voluntarily resign and receive a total severance of 2 years base salary upon acceptance of a two year covenant not to compete following a change of control.

     On May 22, 2000, the Company entered into an employment letter agreement with John C. Zisko, pursuant to which Mr. Zisko serves as the Company's Chief Financial Officer. The letter agreement provides for an annual base salary of $170,000 per year, subject to annual review by the Board. The letter agreement also provides that following a change of control if Mr. Zisko is not offered continued employment with the Company at the same basic level of responsibility and income as his current position offers then Mr. Zisko will receive 12 months salary and all granted but unvested stock options held by Mr. Zisko will immediately vest.

     On January 25, 2002, the Company entered into an employment letter agreement with James E. Clifford. The letter agreement provides for a base salary of $5,000 per month. Pursuant to the letter agreement, Mr. Clifford will not participate in the Company's general benefits programs.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Notwithstanding anything to the contrary set forth in any previous filings made by the Company under the Securities Act of 1933 or the Exchange Act that might incorporate future filings, including this Statement, in whole or in part, the following Compensation Committee Report on Executive Compensation and the Shareholder Return Performance Graph shall not be incorporated by reference into any of such filings.

     Introduction. The Compensation Committee of the Board of Directors is responsible for administering the Company's policies that govern executive compensation. The compensation of executive officers is set annually by the Board of Directors acting upon the recommendation of the Compensation Committee. The

Compensation Committee is composed of three outside directors and two inside directors; however, only outside directors participate in recommending compensation arrangements for Mr. Joshi.

     Compensation Philosophy and Components. The Company's executive compensation program is designed to attract, retain and motivate key executives in the organization. The total executive compensation package is composed of the following components:

     - base salary;

     - long-term incentive compensation;

     - incentive bonus; and

     - incentive stock options.

     The base salary component is set commensurate with the individual executive's level of responsibility and with individual performance.

     The Company has two long-term incentive compensation plans. One plan satisfies acquisition-related obligations for deferred compensation; the other plan is performance-based and is intended to compensate and retain several key executives for the achievement of specific financial goals.

     The incentive bonus component of executive compensation is designed to motivate the executive to generate a positive impact on shareholder value through revenue and earnings growth and is awarded upon achievement of annually revised financial performance targets based on achievement of earnings targets. In the case of executive officers who are presidents of operating subsidiaries, incentive bonuses were earned based on achievement of fiscal 2002 subsidiary earnings targets. With respect to other executive officers and non-employee directors, the Board awarded incentive bonuses for fiscal 2002 based on corporate level earnings targets.

     The intent of the incentive stock option component is to align the interest of the executive with the shareholder. Under the Paravant Inc. Stock Incentive Plan, the Board of Director's grants stock options based upon recommendations from the Compensation Committee. Awards of the Company's standard incentive stock options are intended as an incentive for future performance.

     Compensation Methodology. The Compensation Committee continually benchmarks the Company's key executive compensation programs with national executive compensation survey data to insure a competitive posture in the executive marketplace.

     Mr. William R. Craven, the Chief Executive Officer, provides assessments regarding individual executive performance to the Compensation Committee along with recommendations regarding financial performance targets.

     Chief Executive Officer Compensation. Mr. Craven's compensation is based upon the compensation policies mentioned above. The Compensation Committee reviews Mr. Craven's compensation on an annual basis and considers all of his leadership contributions. As described above, Mr. Craven should receive an incentive bonus for fiscal 2002 as a result of the Company's achievement of earnings targets. The Compensation Committee also benchmarks the Chief Executive Officer's total compensation package with comparably-sized organizations.

     IRS Limits on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, with certain exceptions, limits the Company's tax deduction for compensation paid to executives to $1,000,000 per covered executive year. The Company expects no adverse tax consequences under Section 162(m) for fiscal year 2002.

  Submitted by the Compensation Committee
     David P. Molfenter (Chairman)
     Paul E. Blackwell
     John P. Singleton
     Krishan K. Joshi
     James E. Clifford

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On June 3, 1998, the Company entered into a loan agreement with Mr. McNeight in order to advance him funds to pay the exercise price on certain stock options and taxes related thereto. The note receivable of $215,684 bears interest at the rate of interest then applicable for borrowing by the Company under its then-existing line of credit or other primary lending arrangement with its primary lender, with interest payable annually, and matures on June 3, 2003.

     On October 8, 1998, following approval by the Company's shareholders, the Company consummated the acquisition of Engineering Development Laboratories, Incorporated ("EDL") and Signal Technology Laboratories, Inc. ("STL") (the "EDL-STL Acquisition"), effective October 1, 1998, acquiring all of the outstanding capital stock of EDL and substantially all of the assets of STL, EDL's majority-owned subsidiary in exchange for aggregate consideration consisting of (A) $8.7 million in cash, (B) three-year $4.8 million notes bearing interest at the rate of 8% and (C) 3,950,000 shares of Common Stock. In addition, a contingent cash earnout is payable by the Company under specified circumstances over a period of up to five years based on EDL-STL's future profits. Messrs. Clifford, Schooley and Lambertson, each of whom is now either an executive officer or an owner of 5% of more of the outstanding shares of Common Stock, were shareholders of either EDL or STL and received the following in connection with the EDL-STL Acquisition:

                                                           PRINCIPAL AMOUNT    SHARES OF
NAME                                             CASH          OF NOTE        COMMON STOCK
----                                          ----------   ----------------   ------------
James E. Clifford...........................  $1,550,000      $1,079,333        882,167
C. Hyland Schooley..........................  $1,175,000      $  781,000        651,750
C. David Lambertson.........................  $1,550,000      $1,079,333        882,167

     In addition, each of Messrs. Clifford, Schooley and Lambertson may receive earnout amounts as described above.

     Beavercreek Enterprises, an Ohio partnership among certain UES employees, including Mr. Joshi, owned a three bedroom residential condominium in Melbourne, Florida, consisting of approximately 1,450 square feet. The partnership rented this apartment to the Company at $1,000 per month which included its apportioned real estate taxes, pursuant to a month to month lease arrangement. For each of the fiscal years ended September 30, 2001 and 2000, the Company paid such partnership $12,000 for the use of such condominium. This apartment was used to house the Company's executives when they visited Paravant Computer System's headquarters, as well as select customers. The Company's rental obligation ended when Beavercreek Enterprises sold this condominium to a third party on August 31, 2001.

     Beavercreek Enterprises owns the building located at 4391 Dayton-Xenia Road, Dayton, Ohio 45432. The principal executive offices of EDL and STL of Ohio, Inc. ("STL of Ohio") are located in this building and are rented under separate leases with Beavercreek Enterprises.

     The offices of STL of Ohio are rented pursuant to a lease dated September 1, 1999 between Beavercreek Enterprises and STL of Ohio for a lease term beginning September 1, 1999 and ending on August 31, 2004. The lease payments were $14,030 per month from September 1, 2000 to August 31, 2001. From September 1, 2001 through August 31, 2002 lease payments were $14,307 per month. For the one year periods ending August 31, 2003 and 2004, the monthly lease payments will be $14,589 and $14,877, respectively.

     The offices of EDL are rented pursuant to a lease dated September 1, 1999 (which has been amended twice) between Beavercreek Enterprises and EDL for a lease term beginning September 1, 1999 and ending on August 31, 2004. From September 1, 2000 through October 31, 2000 lease payments were $12,665 per month. From November 1, 2000 through August 31, 2001 lease payments were $12,915 per month. From September 1, 2001 through August 31, 2002 lease payments were $14,669 per month. For the one year periods ending August 31, 2003 and 2004, the average monthly lease payments will be $18,513 and $19,465, respectively.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the Company's total shareholder returns against the Russell 2000 Index and its industry peer group as measured by the S&P Aerospace and Defense Index. The graph assumes that $100 was invested in the Common Stock and the other indices on September 30, 1997, and that all dividends were reinvested:

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                  AMONG PARAVANT INC., THE RUSSELL 2000 INDEX
                     AND THE S&P AEROSPACE & DEFENSE INDEX
[LINE GRAPH]

                                                      PARAVANT INC.               RUSSELL 2000          S & P AEROSPACE & DEFENSE
                                                      -------------               ------------          -------------------------
9/97                                                        100                         100                         100
9/98                                                      30.56                       80.98                       81.01
9/99                                                      51.39                       96.43                        97.8
9/00                                                      61.11                      118.98                       98.45
9/01                                                      42.22                       93.75                       79.21
9/02                                                      78.24                       85.03                       87.41

* $100 invested on 9/30/97 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase dated October 28, 2002 (incorporated by
          reference to Exhibit (a)(1)(A) to Merger Sub's Tender Offer
          Statement on Schedule TO filed by Parent and Merger Sub on
          October 28, 2002 (the "Schedule TO")).
(a)(2)    Opinion of Wachovia Securities, Inc. dated October 21, 2002
          (included as Annex A to this Statement).
(a)(3)    Press Release dated October 24, 2002, regarding the proposed transaction between the Company, Merger Sub and Parent
          (incorporated by reference to the Schedule 14D-9C filed by the Company on October 24, 2002).
(a)(4)    Letter to Shareholders dated October 28, 2002.
(a)(5)    Joint Press Release issued by the Company and Parent on
          October 28, 2002.
(a)(6)    Form of Letter of Transmittal (incorporated by reference to
          Exhibit (a)(1)(B) to Schedule TO).
(e)(1)    Agreement and Plan of Merger dated as of October 23, 2002 by and among the Company, Merger Sub and Parent (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated
          October 28, 2002).
(e)(2)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and Krishan K. Joshi,
          Vicky M. Joshi and UES Inc. (incorporated by reference to
          Exhibit 2.6 to the Company's Form 8-K dated October 28,
          2002).
(e)(3)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and William R. Craven
          (incorporated by reference to Exhibit 2.2 to the Company's
          Form 8-K dated October 28, 2002).
(e)(4)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and Richard P. McNeight
          (incorporated by reference to Exhibit 2.3 to the Company's
          Form 8-K dated October 28, 2002).
(e)(5)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and James E. Clifford
          (incorporated by reference to Exhibit 2.4 to the Company's
          Form 8-K dated October 28, 2002).
(e)(6)    Shareholder Tender and Voting Agreement dated as of October
          23, 2002 among Parent, Merger Sub and C. Hyland Schooley
          (incorporated by reference to Exhibit 2.5 to the Company's
          Form 8-K dated October 28, 2002).
(e)(7)    Confidentiality Agreement dated as of April 24, 2002 between
          Parent and the Company (incorporated by reference to Exhibit
          (d)(7) to Schedule TO).
(e)(8)    Employment Agreement dated March 20, 2002 between the
          Company and Krishan K. Joshi.
(e)(9)    Employment Agreement dated March 20, 2002 between the
          Company and William R. Craven.
(e)(10)   Employment Agreement dated March 20, 2002 between the
          Company and Richard P. McNeight.
(e)(11)   Letter Agreement dated October 22, 2002 between the Company and William R. Craven.
(e)(12)   Letter Agreement dated October 23, 2002 between the Company and Krishan K. Joshi.
(e)(13)   Letter Agreement dated October 23, 2002 between the Company and Richard P. McNeight.
(e)(14)   Employment Letter Agreement dated May 22, 2000 between the
          Company and John C. Zisko.
(e)(15)   Employment Letter Agreement dated January 25, 2002 between the Company and James E. Clifford.
(e)(16)   Acquisition Agreement by and among Paravant Computer
          Systems, Inc., Engineering Development Laboratories,
          Incorporated, Signal Technology Laboratories, Inc., James E.
          Clifford, Edward W. Stefanko, C. David Lambertson, C. Hyland
          Schooley, Peter Oberbeck and Leo S. Torresani (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated
          October 8, 1998).
(e)(17)   Incentive Stock Option Plan (incorporated by reference to
          Exhibit 10.3B to the Company's Form 10-QSB for the period
          ended June 30, 1999).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(e)(18)   Non-employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.49 to the Company's Annual Report on
          Form 10-K for the fiscal year ended September 30, 2001).
(e)(19)   Employee Stock Purchase Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (No.
          333-63528) filed on June 21, 2001).
(e)(20)   Stock Incentive Plan (incorporated by reference to Exhibit
          10.60 to the Company's Quarterly Report on Form 10-Q for the
          quarter ended March 31, 2001).
(e)(21)   Rule 14f-1 Information Statement of the Company, dated
          October 28, 2002 (included as Annex B to this Statement).